UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

I-TRAX, INC.
(Name of Subject Company)

I-TRAX, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

COMMON STOCK CUSIP 45069D203
CUSIP NUMBER NOT APPLICABLE TO SERIES A CONVERTIBLE PREFERRED STOCK
(CUSIP Number of Class of Securities)

Yuri Rozenfeld, Esq.
Senior Vice President, General Counsel
and Secretary
I-trax, Inc.
4 Hillman Drive, Suite 130
Chadds Ford, Pennsylvania 19317
(610) 459-2405
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH A COPY TO:

Justin P. Klein, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
215-665-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (this “Statement”) relates is I-trax, Inc. (“I-trax”), a Delaware corporation. The principal executive offices of I-trax are located at 4 Hillman Drive, Suite 130, Chadds Ford, Pennsylvania 19317. The telephone number of the principal executive offices of I-trax is (610) 459-2405.

This Statement relates to shares of I-trax common stock, par value $0.001 per share (“Common Shares”) and Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Shares” and together with the Common Shares, the “Shares”). As of March 24, 2008, there were 41,896,247 Common Shares and 217,126.3 Preferred Shares issued and outstanding; 5,743,944 Common Shares reserved for issuance upon exercise of outstanding stock options and warrants; and 2,171,263 Common Shares reserved for issuance upon conversion of outstanding Preferred Shares.

Item 2.	Identity and Background of Filing Person.

The name, business address and business telephone number of I-trax are set forth in Item 1 above. I-trax is the person filing this Statement and the subject company.

The Offer

As disclosed in a tender offer statement on Schedule TO filed by Putter Acquisition Sub, Inc. (“Offeror”), a wholly owned subsidiary of Walgreen Co. (“Walgreens”), with the Securities and Exchange Commission (the “SEC”) on March 28, 2008 (such Schedule TO, as amended or supplemented from time to time hereafter being the “Schedule TO”), Walgreens, through Offeror, is offering to purchase all of the issued and outstanding Common Shares and Preferred Shares of I-trax for $5.40 per Common Share (the “Common Offer”) and $54.00 plus the Dividend Amount per Preferred Share (the “Preferred Offer”), in each case in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2008 (as amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offers”). The “Dividend Amount” applicable to a Preferred Share purchased in the Preferred Offer means the product of (1)(A) the amount of accrued and unpaid dividends on such Preferred Share at the time the Offeror accepts shares tendered pursuant to the Preferred Offer (the “Acceptance Time”) divided by (B) $3.84, which amount is the average market price of the Common Shares for the ten (10) consecutive trading days prior to and including the date of the Merger Agreement and (2) $5.40 in cash or such greater amount as may have been paid to any holder of Common Shares in the Common Offer. Offeror’s Offers are subject to the terms and conditions set forth in the Offers. The Offer to Purchase and the Letter of Transmittal are included as Exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated herein by reference.

The Offers are being made pursuant to an Agreement and Plan of Merger, dated March 14, 2008, by and among Walgreens, Offeror and I-trax (the “Merger Agreement”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. As set forth in the Offer to Purchase and set forth in the Schedule TO, the principal executive offices of each of Walgreens and the Offeror are located at 200 Wilmot Road, Deerfield, Illinois 60015.

The Merger

The Merger Agreement provides that, at the Effective Time (as defined below), Offeror will be merged with and into I-trax (the “Merger”). Following the Merger, the separate corporate existence of Offeror will cease and I-trax will continue as the surviving corporation and a wholly owned subsidiary of Walgreens. The Merger Agreement further provides that the closing of the Merger (the “Closing”) will take place on a date to be specified by Walgreens and I-trax (the “Closing Date”), which will be no later than the third business day after satisfaction or waiver of the closing conditions set forth in the Merger Agreement. At the Closing, I-trax will cause the certificate of merger, in a form jointly prepared by Walgreens and I-trax prior to the Closing (the “Certificate of Merger”), to be filed with the Secretary of State of the State of Delaware and will make all other filings or recordings required under the General Corporation Law of the State of Delaware (the “DGCL”) to effect the Merger. The Merger will become effective when such Certificate of Merger has been duly filed or at such later date or time as may be agreed by Walgreens and I-trax and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being thereinafter referred to as the “Effective Time”). By virtue of the Merger and without any action on the part of the I-trax or Offeror stockholders, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares directly owned by I-trax as treasury stock or owned by Walgreens or Offeror (other than shares held on behalf of third parties), and (b) Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his right to be paid the fair value of such Shares (“Appraisal Shares”) in accordance with the provisions of the DGCL, which Appraisal Shares will only be entitled to the rights granted under the DGCL), will be cancelled and cease to exist, and each holder of any such shares will cease to have any rights except the right to receive the consideration discussed herein. Each Common Share will automatically be converted into the right to receive $5.40. Each Preferred Share will automatically be converted into the right to receive $54.00 plus the applicable Dividend Amount.

Offeror commenced the Offers on March 28, 2008.  The Offers and withdrawal rights are currently scheduled to expire at 12:00 midnight, New York City time, at the end of Thursday, April 24, 2008, unless Offeror extends it in accordance with the terms of the Offers.

Certain information provided by I-trax and relating to the Offers, the full text of which has previously been filed with the SEC as preliminary communications made before commencement of the Offers, is available at www.I-trax.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of I-trax attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between I-trax or its affiliates and (i) its executive officers, directors or affiliates; or (ii) Walgreens or Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to I-trax’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Walgreens’ possible designation, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of I-trax (the “I-trax Board”) other than at a meeting of the stockholders of I-trax. The Information Statement is incorporated herein by reference.

In considering the recommendation of the I-trax Board with respect to the Offers and the Merger, you should be aware that certain executive officers and directors of I-trax have interests in the Offers and the Merger that are described below and in the Information Statement and which are different from those of stockholders generally. The I-trax Board was aware of any such contracts, agreements, arrangements or understandings and considered them along with other matters described in Item 4 below.

Walgreens

Confidentiality Agreement

In connection with the Merger Agreement, Walgreens and I-trax have entered into a Confidentiality Agreement dated July 26, 2007, as amended on January 18, 2008 (the “Confidentiality Agreement”), pursuant to which Walgreens and I-trax agreed, among other things, not to disclose the proprietary information of the disclosing party to any third party other than for the purpose of evaluating a possible transaction between Walgreens and I-trax. In addition, pursuant to the Confidentiality Agreement, Walgreens agreed to not purchase I-trax stock for nine months outside of the context of the proposed acquisition. Each party also agreed to not solicit the other’s employees for a year. The Confidentiality Agreement is included as Exhibit (e)(2) to this Statement.

Merger Agreement

Walgreens, Offeror and I-trax have entered into the Merger Agreement. A summary of the terms of the Offers and the Merger Agreement is incorporated herein by reference to the sections of the Offer to Purchase entitled “The Terms of the Offers” and “Purpose of the Offers; The Merger Agreement; Appraisal Rights; ‘Going Private’ Transactions; Plans for I-trax.” Such summaries and descriptions are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference and included as Exhibit (e)(1) to this Statement.

Directors and Officers of I-trax

Equity Compensation Plans

At the Effective Time of the Merger, each outstanding equity award, whether vested or unvested (each, an “I-trax Equity Award”), under I-trax’s 2000 Equity Compensation Plan and Amended and Restated 2001 Equity Compensation Plan (collectively the “I-trax Equity Plans”) will be cancelled and exchanged promptly following the Effective Time for a cash payment from Walgreens or I-trax, as the surviving corporation in the Merger. Subject to the terms and conditions set forth in the Merger Agreement, the amount of each cash payment will be equal to the difference between $5.40 and the exercise price of the applicable I-trax Equity Award, multiplied by the number of shares of Common Shares that are subject to such I-trax Equity Award immediately prior to the Merger, without interest and less any required withholding taxes. It is the intention of the parties that following the Effective Time, no holder of any I-trax Equity Award or any participant in any I-trax Equity Plan or other employee benefit arrangement of I-trax shall have any right thereunder to acquire any capital stock of I-trax, any of its subsidiaries or the surviving corporation.

Each I-trax Equity Award in the form of an unvested stock option award shall accelerate in connection with the transactions contemplated by the Merger Agreement. The following table shows the total number of unvested stock option awards held as of March 24, 2008 by each executive officer and director that are expected to accelerate and become fully vested in connection with the completion of the Merger. The options have exercise prices between the ranges of $1.40 and $3.60. The intrinsic value of the unvested options is based on the difference between the exercise price of the unvested options and the closing stock price of Common Shares on March 24, 2008 ($5.30).

	Total Number of	Intrinsic Value of
	Unvested	Unvested Options
Name	Options Held	Accelerating

Frank A. Martin	70,833	$156,541
R. Dixon Thayer	148,747	$328,731
Dr. Raymond J. Fabius	122,658	$310,910
Bradley S. Wear	125,000	$256,250
Peter Hotz	65,667	$135,434
Yuri Rozenfeld	42,666	$82,477
Haywood D. Cochrane, Jr.	—	$—
Philip D. Green	20,000	$34,000
Gail F. Lieberman	40,000	$68,000
Gerald D. Mintz	40,000	$68,000
David Nash, M.D.	20,000	$34,000
Jack A. Smith	—	$—

Transition Compensation Plan

In order to promote a smooth transition under the Merger Agreement, the Compensation Committee of the I-trax Board approved and adopted a Transition Compensation Plan (the “Transition Plan”). The Transition Plan provides transition compensation to certain key employees of I-trax upon the consummation of the Merger. If the Merger or a “change in control” (as defined in the plan) does not occur, the Transition Plan will be cancelled. The Transition Plan provides for the payment to certain employees of a transaction bonus and a retention bonus. The transaction bonuses are only payable upon closing of the Merger and require no additional service to I-trax subsequent to the Merger as a condition to the receipt of such bonus. The transaction bonus amounts are as follows:

Transaction
Executive Officer	Bonus

Frank A. Martin	$400,480
Chairman
R. Dixon Thayer	193,120
Chief Executive Officer
Dr. Raymond J. Fabius	180,710
President and Chief Medical Officer
Peter Hotz	95,406
Executive Vice President and Chief Operating Officer
Bradley S. Wear	72,000
Senior Vice President and Chief Financial Officer
Yuri Rozenfeld	210,625
Senior Vice President, General Counsel and Secretary

A retention bonus may be awarded to certain employees for their continued employment with I-trax for a designated period of time following the Merger (the “Retention Period”). The Retention Period will be included in an agreement between I-trax and any participating employees. No portion of any retention bonus will be paid if, prior to the end of the Retention Period, the participating employee resigns or is terminated (for certain specified reasons) from I-trax. Additionally, all retention bonuses awarded under the Transition Plan are subject to the participating employee’s continued compliance with any non-compete, non-solicitation, confidentiality and non-disparagement requirements, if any, in such participating employee’s employment agreement or similar arrangement with I-trax.

Employment Agreements

I-trax has employment agreements with each of the executive officers, which are described in the Information Statement. Each executive officer’s employment agreement, other than Mr. Wear’s, provides for the acceleration of stock options upon a change in control. In addition, Messrs. Martin’s and Thayer’s employment agreements provide that a change in control constitutes good reason for termination.

Director and Officer Indemnification; Insurance

In connection with the Merger Agreement, Walgreens and I-trax, as the surviving corporation in the Merger, will jointly and severally indemnify and hold harmless (including advancement of expenses) the current and former directors and officers of I-trax or any of its subsidiaries with respect to actions occurring on or prior to the Effective Time to the fullest extent permitted under the DGCL. Walgreens will not amend or repeal the indemnifications provisions of I-trax’s Certificate of Incorporation and By-Laws in effect on the date of the Merger Agreement for a period of six years after the closing of the Merger. I-trax, as the surviving company, must either (i) maintain, for six years following the Merger, directors’ and officers’ liability insurance policies on terms not materially less favorable than I-trax’s existing insurance coverage, subject to a cap on the premium paid for such coverage equal to 300% of the last annual premium paid by I-trax for its existing coverage (the “Maximum Premium”), or (ii) purchase “tail” insurance coverage that provides coverage substantially equivalent to I-trax’s existing directors’ and officers’ liability insurance policies for a period of six years. If I-trax’s existing insurance expires, is terminated or cancelled during such six-year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain as much directors’ and officers’ liability insurance coverage as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium.

Item 4.	The Solicitation or Recommendation.

RECOMMENDATION OF THE BOARD OF DIRECTORS

At a meeting held March 14, 2008, the I-trax Board: (1) resolved that the terms of the Merger Agreement are fair to, and in the best interests of, I-trax and I-trax’s stockholders, and declared it advisable to enter into the Merger Agreement; (2) authorized the execution, delivery and performance of the Merger Agreement; (3) approved, authorized and adopted the transactions contemplated by the Merger Agreement; (4) recommended acceptance of the Offers and the adoption and approval of the Merger Agreement by the I-trax stockholders; and (5) took action to exempt the transactions contemplated by the Merger Agreement from the restrictions set forth in Section 203 of DGCL.

I-TRAX’S BOARD OF DIRECTORS, BY VOTE OF THE DIRECTORS ON MARCH 14, 2008, RECOMMENDS THAT I-TRAX’S STOCKHOLDERS ACCEPT THE OFFERS AND TENDER THEIR SHARES PURSUANT TO THE OFFERS.

BACKGROUND OF THE MERGER

I-trax’s management and the I-trax Board have periodically assessed potential strategic opportunities to acquire, be acquired by, or combine with other companies.

Before June 2006, I-trax’s management had discussions with several potential strategic and financial buyers. From June 2006 and through 2007, I-trax continued to hold discussions with a number of potential acquisition targets as well as with various parties interested in acquiring I-trax. In connection with these discussions, I-trax originally engaged the investment banking firm of Bryant Park Capital, Inc. (“Bryant Park Capital”) on June 22, 2006 to assist I-trax in its merger and acquisition-related activities. That engagement was extended on January 1, 2007.

Beginning in June 2006, I-trax engaged in in-depth discussions with one potential strategic acquirer, but the discussions ended in January 2007 because the parties could not reach an agreement on price.

On July 9, 2007, Hal F. Rosenbluth, senior strategy consultant for health care at Walgreens and co-founder and chairman of Take Care Health Systems, contacted Frank A. Martin, Chairman of I-trax, via telephone to discuss how Take Care Health and I-trax could work together. As a follow-up to that telephone conversation, Messrs. Martin and Rosenbluth met in person to further discuss how I-trax’s and Take Care Health’s services could be linked together.

Based on the progress of the discussions between Messrs. Martin and Rosenbluth, Mr. Martin was invited to attend Walgreens’ strategic planning meeting on July 25 and July 26, 2007 in North Dakota. The meeting was attended by the following representatives of Walgreens: Mr. Rosenbluth, Robert Zimmerman, Vice President and current Chief Strategy Officer, John W. Gleeson, former Senior Vice President and Chief Strategy Officer and Kim Rhodes, Chief Strategist for Take Care Health. During the course of that meeting, the participants discussed the potential opportunities for I-trax and Walgreens to work together in the employer-sponsored healthcare space. At that meeting, the parties also discussed potential structure and implementation of such a relationship in general terms and agreed to enter into a joint Confidentiality Agreement, which was executed on or about August 3, 2007 and related to a possible acquisition of I-trax by Walgreens.

At the same time, as part of its strategic mergers and acquisitions plans, I-trax management, with the help of Bryant Park Capital, continued to engage in discussions with several potential acquisition targets in the health and wellness space, including discussions relating to a potential merger with a publicly-traded company. The discussions with the publicly-traded company continued until September 2007, but were terminated shortly thereafter as the parties could not agree on the consideration to be received by the publicly-traded company’s stockholders in the merger. In addition, on July 27, 2007, Mr. Martin and R. Dixon Thayer, Chief Executive Officer and Director of I-trax, along with representatives of Bryant Park Capital, met with a private equity firm to explore a potential investment in I-trax to raise funds to finance specific acquisitions I-trax was then actively considering. The private equity firm indicated it was not interested in making a significant investment in I-trax because of I-trax’s high valuation.

On August 6, 2007, Walgreens began its due diligence regarding the proposed acquisition in coordination with its financial advisor.

On August 10, 2007, Mr. Martin, Raymond J. Fabius, M.D., I-trax’s President and Chief Medical Officer, and Peter Hotz, I-trax’s Chief Operating Officer, met with a representative from another potential strategic acquiror to discuss that company’s potential interest in acquiring I-trax. The meeting was held at the request of the potential acquiror.

Strategic discussions with Walgreens continued on August 15 and August 27, 2007, when Mr. Martin and other I-trax executives met with Mr. Rosenbluth and Ms. Rhodes. Among other things, discussions focused on I-trax’s unique ability to deliver wellness and disease management services utilizing I-trax’s trusted clinicians at the workplace, as well as the ability of the combined companies to substantially augment I-trax’s onsite services through Walgreens’ retail business.

On August 29, 2007, Mr. Martin and other members of I-trax management had a telephone call with representatives of the other potentially interested company during which I-trax presented its five-year strategic plan. The discussions were terminated shortly thereafter as the parties could not agree on a price range for acquisition of I-trax.

On September 11, 2007, the management of I-trax, including Messrs. Martin, Thayer, Fabius and Hotz, with the assistance of Bryant Park Capital, made management presentations to representatives of Walgreens, including among others Mr. Rosenbluth, Ms. Rhodes and Mark Vainisi, Director - Merger & Acquisitions for Walgreens and Chris L. Noble, Director of Acquisitions for Walgreens Health Services. The discussion continued with emphasis on the strategic opportunities that could present themselves to the combined businesses.

Following the September 11, 2007 presentation, Walgreens and its financial advisor continued to conduct due diligence through the month of October. In October, in response to Walgreens’ request for more in-depth due diligence materials, representatives of I-trax advised representatives of Walgreens that, to advance the acquisition discussions and expand the scope of I-trax information available to Walgreens for due diligence purposes, Walgreens needed to provide I-trax with a preliminary price range for the proposed acquisition. Walgreens representatives requested more specific financial information to help them arrive at that introductory price range.

On October 9, 2007, Mr. Martin and members of I-trax’s financial advisor, Bryant Park Capital, presented financial and operating information regarding I-trax, including I-trax’s 2007 and 2008 preliminary budget, high-level financial goals, and business model and strategic plan, to Walgreens’ financial advisor, Peter J. Solomon Company, L.P. (“PJSC”) at PJSC’s offices in New York, New York. Representatives of I-trax again communicated to representatives of Walgreens that, to advance the acquisition discussions and expand the scope of I-trax information available to Walgreens for due diligence purposes, Walgreens needed to provide I-trax with a preliminary price range for the proposed acquisition. Walgreens representatives again requested more specific financial information to help them arrive at that preliminary price range.

In October 2007, concurrently with the discussions with Walgreens and with the assistance of Bryant Park Capital, I-trax’s management intensified its negotiations to acquire two health and wellness providers. I-trax also began to seek sources for the funding required to fund such acquisitions. After detailed discussion with its senior secured creditor, third party creditor, and a financial advisor that specializes in raising equity capital, I-trax’s management concluded that it could fund the acquisition of the smaller of the two companies with existing cash flow and additional borrowings under its existing senior secured credit facility. I-trax would require supplemental equity capital in the form of a private investment in public equity (“PIPE”) transaction to fund the proposed acquisition of the second company. On October 28, 2007, Mr. Martin first met with a placement agent to discuss a PIPE transaction to raise capital to be used in the execution of I-trax’s acquisition strategy.

On October 29, 2007, representatives of I-trax, Bryant Park Capital and Walgreens’ financial representatives met by conference telephone to discuss certain due diligence matters.

On October 31, 2007, Walgreens’ financial advisor contacted I-trax’s financial advisors and requested additional detailed financial information in order for Walgreens to be in a position to suggest a preliminary acquisition price range and prepare an indication of interest letter. After further discussions between the parties, Walgreens’ financial advisor advised Mr. Martin that Walgreens must undertake further strategic analysis before it could propose an indication of interest that would be acceptable to I-trax.

During October and November 2007, I-trax and its financial and legal advisors negotiated with Minute Men, Incorporated to acquire Pro Fitness Health Solutions, LLC (“Pro Fitness”), a provider of employer-sponsored wellness and fitness programs. On November 27, 2007, I-trax signed a definitive agreement to purchase Pro Fitness and, on December 14, 2007, I-trax completed the acquisition of Pro Fitness.

During November and December 2007, I-trax and its placement agent prepared to commence the PIPE offering to finance the acquisition of the second health and wellness target, which was being negotiated with the assistance of I-trax’s financial and legal advisors. I-trax had several meetings with potential investors concerning the PIPE transaction and received an offer to raise the desired amount in a PIPE offering. Because overall market conditions worsened substantially in December, and the proposed terms of the offering involved selling equity at a significant discount to market price coupled with warrants to buy additional shares of I-trax Common Shares, the I-trax Board decided not to pursue the PIPE offering at the terms offered and the PIPE transaction was postponed. The I-trax Board also discussed whether I-trax might secure better terms for the PIPE in January 2008.

On December 19, 2007, Mr. Vainisi called Mr. Martin to inform him that Walgreens was prepared to deliver an initial, non-binding indication of interest letter to Mr. Martin and commence full due diligence. The letter expressed interest in pursuing a transaction between I-trax and Walgreens and included an initial indication of interest, subject to due diligence, in the price range of $5.00 to $5.50 per share in cash for each share of I-trax Common Shares outstanding or underlying outstanding preferred stock, equity awards and warrants. Mr. Martin shared the letter with the I-trax Board, Messrs. Thayer and Fabius, Yuri Rozenfeld, I-trax’s Senior Vice President and General Counsel, representatives of Bryant Park Capital and representatives of Ballard Spahr Andrews & Ingersoll, LLP (“Ballard Spahr”), I-trax’s corporate and securities counsel. I-trax ended its efforts to complete the PIPE upon receipt of the letter from Walgreens. In addition, as a result of the letter from Walgreens, I-trax informed the second health and wellness target company that it was postponing acquisition discussions.

On December 21, 2007, Messrs. Vainisi and Rosenbluth and Ms. Rhodes met with Messrs. Martin and Rozenfeld at I-trax’s Chadds Ford, Pennsylvania headquarters to discuss the due diligence process.

On December 28, 2007, I-trax received a preliminary due diligence request from Walgreens, followed by a comprehensive list on January 3, 2008.

Beginning on December 28, 2007, I-trax worked to establish an electronic due diligence data room.

On January 11, 2008, the I-trax Board met by conference telephone to review and discuss the Walgreens indication of interest. At that meeting, representatives from Bryant Park Capital made a presentation regarding the elements of the financial analyses Bryant Park Capital would perform in reviewing a finalized offer from Walgreens. A representative of Ballard Spahr made a presentation on the I-trax Board’s fiduciary duties when considering such proposals. After discussion, the I-trax Board established a special committee of the I-trax Board (the “Special Committee”) consisting of Gail F. Lieberman, Mr. Martin, Haywood D. Cochrane, Jr. and Phillip D. Green, all but one of whom are independent directors, to oversee the regular progress of the potential transaction with Walgreens. The Special Committee adopted a charter that provides that the Special Committee is responsible for exploring the sale of I-trax, negotiating the terms of a sale transaction and providing recommendation to the I-trax Board regarding such transactions. The I-trax Board discussed and confirmed the fact that, since the only transaction then being considered by I-trax was the sale of I-trax to a third party and not to any member of management or any buyer affiliated with management, the Walgreens acquisition did not present any conflict among I-trax’s management or directors, and that, therefore, the Special Committee did not need to consist entirely of independent directors.

On January 14, 2008, Dr. Fabius, Messrs. Thayer and Hotz and Bradley S. Wear, I-trax’s Senior Vice President and Chief Financial Officer, met with representatives of Walgreens and Take Care Health, including Mr. Rosenbluth. At the meeting, participants again focused on general opportunities that should be available for the combined business in the healthcare market and reviewed the roles and responsibilities of the present I-trax management.

On January 17, 2008, the Special Committee met by conference telephone. The status of the potential transaction with Walgreens was discussed and the engagement of Bryant Park Capital to render the fairness opinion in connection with the proposed transaction was approved and the terms of Bryant Park Capital’s existing engagement were ratified and confirmed. The Special Committee considered engaging another financial advisor to deliver a fairness opinion, but decided upon Bryant Park Capital based upon its knowledge of I-trax as a result of the services Bryant Park Capital had previously provided to I-trax, the time that would be required for I-trax’s management to educate another financial advisor about I-trax, and the high quality of the services performed by Bryant Park Capital for I-trax over the years. In addition, the Special Committee considered the time that would be required for I-trax’s management to educate another financial advisor and concluded that any benefits of engaging another investment banker would be outweighed by the delay and cost associated with procuring an additional opinion.

On January 18, 2008, I-trax and Walgreens signed an amendment to the Confidentiality Agreement pursuant to which Walgreens agreed to not purchase I-trax stock for nine months outside of the context of the proposed acquisition. Each party also agreed to not solicit the other’s employees for a year. On January 20, 2008, Walgreens, its financial advisors, its tax advisors, Kirkland & Ellis LLP (“Kirkland & Ellis”) and Barnes & Thornburg LLP, Walgreens’ outside counsels, began reviewing the materials in the electronic due diligence room. Extensive due diligence continued throughout the remainder of January, February and the beginning of March. As diligence progressed through this period, I-trax and its financial advisors communicated to Walgreens and its financial advisor that I-trax would not provide Walgreens any information that would correlate specific clients with applicable revenues and margins because of competitive concerns. During the course of due diligence, I-trax and Walgreens representatives engaged in multiple conversations, and I-trax provided additional documentation and information regarding I-trax’s business, employee benefits and regulatory matters, as they were requested.

On January 27, 2008, the I-trax Board met by conference telephone to discuss I-trax’s 2008 business plan, I-trax’s five-year strategic plan, which was delivered to the directors prior to the meeting, and the status of the Walgreens transaction. A representative of Bryant Park Capital attended the meeting. At that meeting, the I-trax Board approved the proposed budget for 2008. Management also presented to the Board its five-year strategic plan, which separately analyzed I-trax’s core business and certain proposed initiatives. The five-year strategic plan materials delivered to the I-trax Board included five-years of financial projections for I-trax under certain scenarios that were prepared by management. I-trax management and the I-trax Board reviewed and discussed the risks and uncertainties associated with the five-year strategic plan, including I-trax’s capacity to generate the projected level of growth in revenue and improvement in margins in its core businesses, as well as whether I-trax would be successful in raising the capital required to implement the proposed initiatives on a timely basis and at favorable terms. They also considered the potential timing and final cost of certain acquisitions contemplated in the five-year strategic plan, the risks and uncertainties associated with entering certain new lines of business, the potential impact on I-trax core businesses and proposed initiatives from existing competitors and new entrants in these markets, and the organizational challenges posed by a plan that would require successful execution on a number of different fronts. Also at that meeting, the I-trax Board authorized the release of certain forward-looking strategic information, including the financial projections, to Walgreens. The financial projections delivered to Walgreens are discussed in Item 8 of this Schedule. The 2008 budget approved by the I-trax Board at the January 27th meeting and the five-year strategic plan reviewed by the I-trax Board at that meeting were also provided to Bryant Park Capital for the purposes of its analysis of the financial terms of the proposed transaction.

On February 5, 2008, representatives from I-trax, Bryant Park Capital, Walgreens and PJSC met at Bryant Park Capital’s offices in New York. In addition, certain Walgreens executives, and certain other financial, accounting and tax advisors of Walgreens participated in the meeting telephonically. At that meeting, I-trax presented its 2008 budget and five-year strategic plan in detail and answered questions regarding the presentation.

On February 6, 2008, the Special Committee met by conference telephone. At the meeting, the progress of the negotiations with Walgreens was reviewed and the Special Committee was updated on the status of Walgreens’ due diligence review.

Later in the day on February 6, 2008, Kirkland & Ellis provided a Merger Agreement draft to I-trax and its representatives. The draft proposed a tender offer followed by a merger transaction, extensive representations and warranties of I-trax and covenants of the parties. I-trax and its legal and financial advisors discussed the draft of the Merger Agreement over the next several days. Later that week, a representative of Bryant Park Capital advised Mr. Vainisi that in order for I-trax to provide a meaningful and complete response to the draft, I-trax wanted more certainty as to the consideration Walgreens was willing to offer in the proposed transaction.

On February 19, 2008, Mr. Vainisi called Mr. Martin and indicated that, based on due diligence done up to that point, Walgreens had narrowed the range of consideration to $5.25 to $5.50 per share in cash for each share of Common Shares outstanding or underlying outstanding preferred stock, equity awards and warrants.

On February 20, 2008, the I-trax Board met in person at the offices of Ballard Spahr. At that meeting, a representative of Ballard Spahr gave a presentation describing, in detail, the terms of the draft Merger Agreement. Copies of the draft Merger Agreement were distributed to members of the Board at the meeting. Representatives of Bryant Park Capital presented to the I-trax Board an analysis of the proposed financial terms of the transaction. Bryant Park Capital’s analysis was based upon financial projections provided by I-trax management that reflected minor adjustments to those provided to Walgreens and discussed in Item 8 of this Schedule. A representative of Fox Rothschild LLP, counsel to certain members of management, discussed executive compensation matters in connection with the proposed transaction with Walgreens. The I-trax Board analyzed in detail the positive and negative factors associated with the Walgreens transaction and, as part of that analysis, discussed in-depth the prospect of I-trax remaining an independent company.

Based upon the I-trax Board’s positive response to the $5.25 to $5.50 per share price range, I-trax began providing sensitive financial data and client specific information previously withheld because of competitive concerns.

On February 21, 2008, I-trax and its representatives provided Walgreens and its representatives with its comments on the draft Merger Agreement. On February 26, 2008, representatives of the parties’ legal advisors participated in a telephone conference call regarding I-trax’s comments on the draft Merger Agreement.

On February 29, 2008, the Special Committee met by conference telephone. At the meeting, the Special Committee discussed the status of the transaction with Walgreens and other indications of interest in I-trax from other parties. A representative of Ballard Spahr provided an update on the status of the Merger Agreement negotiations.

Later in the day on February 29, 2008, Kirkland & Ellis circulated a revised draft of the Merger Agreement. I-trax and its legal and financial advisors discussed the draft of the Merger Agreement over the next several days. Early the following week, Mr. Martin relayed to Mr. Vainisi that in order for I-trax to provide a meaningful and complete response to the revised draft I-trax wanted more certainty as to the consideration Walgreens was willing to offer in the proposed transaction.

During January, February and March 2008, certain members of I-trax management had discussions with parties that had expressed a strategic interest in acquiring I-trax in the past. In particular, on February 27, 2008, Mr. Martin was approached by a party interested in acquiring I-trax and the occupational health division of a major hospital system. Similarly, on March 5, 2008, representatives from another company met with I-trax management at I-trax’s Chadds Ford, Pennsylvania offices to discuss the company’s interest in acquiring I-trax. In both cases, Mr. Martin told the potential acquiring party that I-trax was in the midst of considering strategic alternatives and, as a result, needed a prompt indication of the seriousness of the potential acquiring party and the financial terms such party was considering. Nothing has come of the inquiries to date.

On March 8, 2008, Mr. Vainisi called Mr. Martin and indicated that Walgreens was willing to pay $5.40 per share in cash for each share of I-trax Common Shares outstanding or underlying outstanding preferred stock, equity awards and warrants. Mr. Vainisi also advised Mr. Martin that Walgreens was in negotiations to acquire Whole Health Management, Inc., (“Whole Health”) a competitor of I-trax.

On March 9, 2008, I-trax and its representatives provided Walgreens and its representatives with its comments on the revised draft Merger Agreement. On March 11, 2008, I-trax and its representatives and Walgreens and its representatives held a conference call to discuss the remaining outstanding issues on the draft Merger Agreement. I-trax’s concerns regarding the pending Whole Health transaction were also discussed, as well as methods of acquiring the Preferred Shares, including by way of a tender offer.

Over the course of the next two days, I-trax and its financial and legal advisors and Walgreens and its financial and legal advisors met frequently by telephone to negotiate the final terms of the Merger Agreement, including the covenants of the parties in connection with relevant approvals under applicable antitrust law, the termination rights available to the parties and the termination fee payable in certain termination events.

On March 12, 2008, the I-trax Board met by conference telephone. Preceding that meeting, the then current draft of the Merger Agreement along with a memorandum documenting the significant terms of the Merger Agreement was circulated to the members of the I-trax Board. At the meeting, a representative of Ballard Spahr gave an overview of the terms of the Merger Agreement, including the specific performance provision and termination fee payable to I-trax in certain situations, discussed significant changes to the Merger Agreement since the February 20, 2008 I-trax Board meeting, the mechanics of the tender offer and antitrust considerations. A representative of Fox, Rothschild discussed certain executive compensation matters in connection with the proposed transaction with Walgreens, including the I-trax Transition Compensation Plan. The members of the I-trax Board were then polled regarding their position on the proposed transaction and all members present indicated that they were inclined, based on the information they currently had, to vote in favor of the transaction.

On March 14, 2008, the I-trax Board met by conference telephone. Preceding that meeting, the then current draft of the Merger Agreement along with a memorandum documenting the significant terms of the Merger Agreement was circulated to the members of the I-trax Board. At the meeting, a representative of Ballard Spahr highlighted the changes to the Merger Agreement since the March 12, 2008 I-trax Board meeting, gave an update regarding antitrust considerations and provided an overview of steps to be taken if a competing offer were to be received subsequent to entering into the Merger Agreement. Representatives of Bryant Park Capital then discussed with the I-trax Board the financial terms of the proposed transaction and rendered an oral opinion, subsequently confirmed in writing, to the I-trax Board that, based upon the and subject to the assumptions, procedures, factors, qualifications and limitations to be set forth in its written opinion, as of the date of the opinion, the Common Shares price (i.e., $5.40 in cash) was fair, from a financial point of view, to the holders of Common Shares other than Walgreens and any of its affiliates.

At the conclusion of the March 14, 2008 I-trax Board meeting, the I-trax Board approved the terms and provisions of the Merger Agreement, including the tender offers, and recommended that the holders of Common Shares and Preferred Shares accept the tender offers and, if applicable, vote in favor of adoption of the Merger Agreement. Two members of the I-trax Board were not present at the meeting because they were traveling on airplanes. However, both members were present at the March 12th meeting, expressed to Messrs. Martin and Rozenfeld their support of the transaction with Walgreens prior to the meeting and reaffirmed their support following the meeting. Subsequent to the I-trax Board meeting, the parties executed the Merger Agreement. On March 17, 2008, a press release announcing the transaction was issued and both Walgreens and I-trax held conference calls to discuss the transaction.

REASONS FOR THE BOARD’S RECOMMENDATION

Based on the following reasons, the Board determined to approve the Merger Agreement, and the transactions contemplated by the Merger Agreement, and to recommend that all holders of I-trax Common Shares accept the Common Offer and all holders of Preferred Shares accept the Preferred Offer:

•	the price offered to the I-trax stockholders represents a significant premium over the trading price per share of Common Shares immediately before the execution of the Merger Agreement and over the trading range of Common Shares over the past three years;

•	the price offered to the I-trax stockholders represents a high valuation of I-trax when measured as a multiple of I-trax’s historical and budgeted financial indicators;

•	the uncertainty of I-trax’s ability, as a micro-cap public company, to raise capital required for I-trax to execute on its five year strategic plan or to acquire other companies using I-trax’s equity securities;

•	the challenges presented to I-trax in remaining independent in light of increased competition from larger companies with greater capital resources such as CVS Caremark Corporation, Walmart Stores,

Inc. and Cerner, among others, the risks associated with the slowing economy, and the expense of remaining a public company;

•	the uncertainty associated with maintaining I-trax’s valuation multiples in light of large institutional investors’ reduced interest in the stocks of micro-cap public companies;

•	Walgreens’ desire to enter into the workplace medical, pharmacy, wellness and disease management services businesses, as evidenced by its agreement to purchase Whole Health Management, a competitor of I-trax;

•	the opinion of Bryant Park Capital, as more fully described in this Item 4 of this Statement under the heading “Opinion of Bryant Park Capital,” that based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, as of the date of such opinion, the Common Offer price is fair, from a financial point of view, to the holders of Common Shares other than Walgreens and any of its affiliates;

•	the structure of the transaction as first step tender offers, followed by a Merger, which may serve to shorten the time period between signing the Merger Agreement and closing the transaction, thus enabling I-trax’s stockholders to receive the transaction consideration at the earliest possible time;

•	the assessment that the terms of the Merger Agreement are fair and balanced for each party;

•	the likelihood that the Offers and the Merger transaction will be consummated, including the reasonableness of the conditions to the Offers and the closing of the transaction;

•	the enhanced ability of I-trax to grow its integrated workplace medical, pharmacy, wellness, fitness, and disease management services following acquisition by Walgreens, with the assistance of Walgreens’ financial strength and support, and through integration with Take Care Health, Walgreens’ retail clinic business;

•	the complementary nature of the businesses of I-trax and Take Care Health and the ability of the combined businesses to grow utilizing their assets, technologies and capabilities; and

•	the ability of I-trax, Walgreens and Take Care Health to combine the strengths of the companies’ geographic reach, sales, service and support teams.

Although each of the foregoing reasons was considered important in determining whether to recommend the Merger Agreement to the I-trax stockholders, the most compelling reasons for such recommendation are the significant premium offered to I-trax’s stockholders, Bryant Park Capital’s fairness opinion and the challenges presented to I-trax in remaining independent and executing its five year strategic plan, including increased competition.

The I-trax Board also considered the terms of the Merger Agreement, including the right of I-trax to consider and negotiate other potential unsolicited acquisition proposals, the right of I-trax to receive a termination fee of $10,000,000 from Walgreens in certain circumstances where the Merger Agreement could be terminated and the possible effects of the provisions regarding the termination fee of $8,200,000 that might be payable by I-trax in certain circumstances where the Merger Agreement could be terminated.

The I-trax Board also evaluated and discussed the following risks that might arise:

•	the risk that the proposed transaction would not gain the required regulatory approvals or that the minimum conditions of the Offers would not be met;

•	the risk that the potential benefits sought in the Offers and the Merger transaction would not be fully realized; and

•	the potential severance payments that could be triggered by the termination of employment of I-trax executives.

The I-trax Board believes that the foregoing risks are outweighed by the potential benefits of the Offers and the Merger to the I-trax stockholders. The I-trax Board also considered various alternatives to the Offers and Merger transaction with Walgreens, including remaining independent and executing I-trax’s five year strategic plan, and determined that the proposed transaction with Walgreens represents the best potential opportunity for I-trax and its stockholders.

OPINION OF BRYANT PARK CAPITAL

Bryant Park Capital was asked to render an opinion to the I-trax Board as to the fairness, from a financial point of view, of the Common Offer price to holders of the Common Shares other than Walgreens and any of its affiliates. On March 14, 2008, Bryant Park Capital delivered its oral opinion to the I-trax Board, which was subsequently confirmed in writing, that, as of the date of its opinion, and subject to and based upon the assumptions made, matters considered, procedures followed and qualifications and limitations on the review undertaken as set forth in its opinion, the Common Offer price was fair, from a financial point of view, to holders of the Common Shares other than Walgreens and any of its affiliates.

Bryant Park Capital is an investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings and valuations for corporate and other businesses. In the ordinary course of business, Bryant Park Capital, its affiliates, directors and officers may at any time invest on a principal basis or in funds that invest, hold long or short positions, trade or otherwise structure and effect transactions, for its own account or the account of its customers or clients, in the equity or debt securities of I-trax or Walgreens.

The full text of Bryant Park Capital’s written opinion, dated as of March 14, 2008, is attached as Annex II to this Statement and sets forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by Bryant Park Capital. The summary of Bryant Park Capital’s written opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion. YOU ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY.

In reading the discussion of the fairness opinion set forth below, you should be aware that Bryant Park Capital’s opinion:

•	was provided solely to I-trax Board in connection with and for the purposes of its evaluation of the Merger and the Common Offer, which Bryant Park Capital referred to in its opinion as the transaction;

•	does not constitute a recommendation to I-trax stockholders or any other person as to how to vote or act on any matter relating to the transaction or the Preferred Offer or as to the fairness, from a financial point of view, of the Preferred Offer; and

•	does not constitute a recommendation to the I-trax Board in connection with the transaction.

In connection with rendering its opinion, Bryant Park Capital, among other things:

•	reviewed certain publicly available financial statements of and other business and financial information of I-trax;

•	reviewed certain internal financial statements and other financial and operating data concerning I-trax;

•	reviewed certain financial projections prepared by the management of I-trax and reviewed by the I-trax Board;

•	discussed the past and current operations and financial condition and the prospects of I-trax with senior executives of I-trax;

•	reviewed the reported prices and the historical trading activity of the Common Shares;

•	compared certain financial information of I-trax with similar, publicly-available information for certain publicly-traded companies that Bryant Park Capital deemed relevant;

•	reviewed the financial terms, to the extent publicly available, of certain transactions comparable to the transaction;

•	participated in discussions and negotiations among representatives of I-trax and Walgreens and their advisers;

•	reviewed a draft of the Merger Agreement dated March 14, 2008 and certain related documents; and

•	performed other examinations and analyses and considered other factors that Bryant Park Capital deemed appropriate.

For the purposes of its analysis and opinion, Bryant Park Capital assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for Bryant Park Capital, and Bryant Park Capital assumed no liability therefor. For purposes of rendering its opinion, members of management of I-trax provided Bryant Park Capital with certain financial projections prepared by management of I-trax (the “Financial Projections”), and discussed with Bryant Park Capital various uncertainties and risks relating to I-trax’s future operations and prospects. With the consent of the I-trax Board, Bryant Park Capital assumed that the Financial Projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of I-trax of the future financial performance and the future competitive, operating and regulatory environments of I-trax. Bryant Park Capital expressed no view as to such Financial Projections, or the assumptions on which they were based.

In addition, Bryant Park Capital assumed with the consent of the I-trax Board that the definitive form of the Merger Agreement would be substantially identical to the last draft reviewed by Bryant Park Capital, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that the Common Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without waiver, amendment or delay in the satisfaction of any terms or conditions. Bryant Park Capital further assumed that all governmental, regulatory or other consents, approvals and releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on I-trax or consummation of the transaction or that would materially reduce the benefits of the transaction. Bryant Park Capital is not a legal, tax, regulatory or actuarial advisor. Bryant Park Capital is a financial advisor only and has relied upon, without independent verification, the assessment of Walgreens and I-trax and their respective legal, tax, regulatory or actuarial advisors with respect to such matters.

Bryant Park Capital has not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of I-trax, Bryant Park Capital has not been furnished with any such appraisals, nor has Bryant Park Capital evaluated the solvency or fair value of I-trax under any state or federal laws relating to bankruptcy, insolvency or similar matters. Bryant Park Capital’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Bryant Park Capital as of, the date of such opinion. Events occurring after March 14, 2008 may affect the opinion of Bryant Park Capital and the assumptions used in preparing it, and Bryant Park Capital did not assume any obligation to update, revise or reaffirm its opinion.

In receiving Bryant Park Capital’s oral fairness opinion on March 14, 2008, the I-trax Board was aware of and consented to the assumptions and other matters discussed above.

Summary of Analyses

The following is a summary of the material analyses performed by Bryant Park Capital and presented to the I-trax Board in connection with rendering its fairness opinion. These analyses included:

(1) a review of the historical trading activity of the Common Shares;

(2) an analysis of public companies that Bryant Park Capital deemed comparable to I-trax;

(3) an analysis of selected precedent transactions; and

(4) a discounted cash flow analysis.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial analyses, the summary data and tables must be read together with the full text of the analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Bryant Park Capital’s financial analyses.

Historical Share Price Performance

With respect to historical trading prices for the Common Shares, Bryant Park Capital reviewed the trading prices during the one-year and three-year periods prior to March 14; and the average closing prices for the ten trading days, twenty trading days, six months and one year periods prior to March 14. Bryant Park Capital observed that the highest closing price for the Common Shares during the three-year period prior to March 14 was $4.68 and that the Common Offer price represented a 15.4% premium to that price. Bryant Park Capital observed that the premiums implied by the Common Offer price with respect to each of these price indicators and the premiums implied for comparable price indicators derived by Bryant Park Capital from a review of selected all-cash acquisition transactions of publicly-traded companies from January 1, 2005 to March 13, 2008 having an equity consideration of $150 — $350 million, which are referred to as comparable cash transactions (as reported by Capital IQ, a provider of information and software solutions to financial institutions, advisory firms and corporations, and filings with the Securities and Exchange Commission), were as follows:

		Comparable Premium
		(Discount) for
		Comparable Cash
Premium of Common Offer Price to I-trax’s		Transactions

Stock price one day prior	38.8%	31.1%
Stock price one week prior	38.5%	30.8%
Stock price one month prior	54.3%	32.2%
10 trading-day average	40.4%	35.1%
20 trading-day average	39.6%	35.9%
6 month average	49.6%	28.6%
One year average	42.0%	19.5%
52 week low	84.3%	68.0%
52 week high	15.4%	(8.3%)

Comparable Public Companies Analysis

Using publicly available information, Bryant Park Capital reviewed the financial, operating, and stock market data of the following selected publicly traded corporations in the healthcare industry:

•	AMN Healthcare Services, Inc.

•	Cross Country Healthcare, Inc.

•	Healthextras, Inc.

•	Healthways, Inc.

•	Health Fitness Corp.

•	Longs Drug Stores Corp.

•	RehabCare Group, Inc.

Bryant Park Capital compared enterprise values of the selected companies, calculated as equity value based on closing stock prices on March 13, 2008, plus debt, less cash and other adjustments, as a multiple of the latest twelve months (actual), 2008 (estimated) and 2009 (estimated) revenues and earnings before interest, taxes, depreciation and amortization, excluding both one-time gains and charges and stock-based compensation expense (“Adjusted EBITDA”). Estimated financial information for I-trax was based on financial projections provided to Bryant Park Capital by the management of I-trax, and estimated financial information for the selected companies was based on publicly available research analysts’ estimates and forecasts, that, where appropriate, were adjusted to reflect a calendar year end. To the initial per share equity range implied for the selected companies Bryant Park Capital added a change of control premium of 30% to 45%, which was derived from its review of the comparable cash transactions. This analysis indicated the following implied per share equity reference range for I-trax, as compared to the Common Offer price:

Implied Per Share	Common
Equity Reference Range	Offer Price

$1.57 — $2.83	$5.40

Bryant Park Capital noted that none of the selected public companies are identical to I-trax. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments regarding differences in financial and operating characteristics of the selected public companies and other factors that could affect I-trax’s public valuation and that of the selected public companies.

Precedent Transactions Analysis

Using publicly available information, Bryant Park Capital reviewed the transaction multiples of the following fourteen selected transactions in the healthcare industry:

ACQUIROR	TARGET

SXC Health Solutions Corp.	National Medical Health Card Systems, Inc.
Inverness Medical Innovations Inc.	Matria Healthcare Inc.
Medical Staffing Network Programs Inc.	AMR Pro Nurse
Amerigroup Tennessee Inc.	Memphis Managed Care Corporation
The Carlyle Group	Manor Care Inc.
Aetna Inc.	Schaller Anderson Incorporated
Medical Staffing Network Holdings Inc.	Intelistaff Healthcare, Inc.
Angelo, Gordon & Co.	National Home Health Care Corp.
CVS Caremark Corp.	Caremark Rx Inc.
Rehabcare Group Inc.	Symphony Health Services LLC
Matria Healthcare Inc.	CorSolutions Medical, Inc.
Janus Reed & Partners Plc	Reed Health Group plc
Coventry Health Care Inc.	First Health Group Corp.
Healthextras Inc.	Managed Healthcare Systems, Inc.

Bryant Park Capital compared enterprise values implied for each target company in the selected transactions as a multiple of its revenues and its Adjusted EBITDA in the latest twelve months prior to announcement of the acquisition and, to the extent such information was publicly available, forecasts of such amounts with respect to the twelve months following announcement of the acquisition. Bryant Park Capital also observed the premiums implied in the selected transactions to the targets’ one-day prior, one-week prior and one-month prior closing prices. Bryant Park Capital then applied a range of selected multiples and premiums derived from the selected transactions to the corresponding estimated financial information for I-trax for calendar years 2007 (actual), 2008 (estimated) and 2009 (estimated) and the one-day prior, one-week prior and one-month prior closing prices of Common Shares, respectively. The analysis was based on discussions with, and financial projections provided to Bryant Park Capital by, the management of I-trax, including a discussion of uncertainties and risks relating to I-trax’s future operations and prospects. All multiples for the selected transactions were based on publicly available financial information. This analysis indicated the following implied per share equity reference range for I-trax, as compared to the Common Offer price:

Implied Per Share	Common
Equity Reference Range	Offer Price

$3.37 — $3.66	$5.40

Discounted Cash Flow Analysis

Bryant Park Capital performed a discounted cash flow analysis of I-trax to calculate the estimated present value of the stand-alone, un-levered, after-tax free cash flows that I-trax could generate from fiscal year 2008 through fiscal year 2012 based on financial projections provided by the management of I-trax. Bryant Park

Capital calculated ranges of estimated terminal values for I-trax by applying multiples of adjusted EBITDA ranging from 10.5x to 12.5x to I-trax’s fiscal year 2012 estimated Adjusted EBITDA. The present value of the after-tax free cash flows and terminal values were calculated using discount rates ranging from 20% to 23% for I-trax’s core businesses and from 40% to 45% for certain new business initiatives, as separately addressed in the Financial Projections, reflecting the risks and uncertainties associated with each category of projections, as discussed with I-trax management and the I-trax Board at its meeting on January 27, 2008. This analysis indicated the following implied per share equity reference range for I-trax, as compared to the Common Offer price:

Implied Per Share	Common
Equity Reference Range	Offer Price

$4.28 — $5.90	$5.40

While discounted cash flow analysis is a widely used valuation methodology, it necessarily relies on numerous assumptions, including growth rates for assets and earnings, terminal values and discount rates. Thus, it is not necessarily indicative of I-trax’s actual, present or future value or results, which may be significantly more or less favorable than suggested by such analysis.

Conclusion

Bryant Park Capital noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. Bryant Park Capital also noted that no company or transaction reviewed was identical to the proposed transaction and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the acquisition values in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates.

Bryant Park Capital was not asked to pass upon, and expressed no opinion with respect to, the fairness of the transaction or the Preferred Offer to, or any consideration received in connection therewith by, the holders of any class of securities other than the Common Shares, creditors or other constituencies of I-trax, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any officer, director or employee of any party to the transaction or the Preferred Offer, or their affiliates, or any class of such persons, whether relative to the benefits to stockholders of I-trax or otherwise. Bryant Park Capital’s opinion does not address the relative merits of the transaction or the Preferred Offer as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Bryant Park Capital expressed no opinion as to the price at which securities of I-trax may trade at any time in the future.

The opinion of Bryant Park Capital was reviewed and approved by an opinion committee of Bryant Park Capital. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the opinion of Bryant Park Capital. In arriving at its fairness determination, Bryant Park Capital considered the results of all these constituent analyses and did not attribute any particular weight to any particular factor or analysis considered by it; rather, Bryant Park Capital made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. Certain of Bryant Park Capital’s analyses are based upon financial projections and are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses, and are subject to various uncertainties and risks relating to I-trax’s future operations and prospects that management of I-trax discussed with Bryant Park Capital. The foregoing summary does not purport to be a complete description of the analyses performed by Bryant Park Capital. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

The decision to recommend to I-trax’s stockholders that they accept the Offers was solely that of the I-trax Board. The opinion of Bryant Park Capital was provided solely to the I-trax Board and does not constitute an opinion or recommendation as to how any holder of securities of I-trax, or any other person, should vote or act with respect to the transaction. No limitations were imposed by the I-trax Board on Bryant Park Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

Bryant Park Capital has acted as financial advisor to the I-trax Board in connection with the transaction, pursuant to its engagement letter dated January 1, 2007, has been paid retainer fees of $10,000 per month, and, subject to consummation of the transaction, will be paid an additional fee equal to 1.25% of the total amount paid or payable, directly or indirectly, to I-trax or its stockholders in the transaction, less an allowance of $60,000 for retainer fees previously paid. Pursuant to an engagement letter dated January 24, 2008, Bryant Park Capital was also paid separate fees of $175,000 in connection with the rendering of its opinion, the payment of which was not contingent upon the views expressed therein or upon consummation of the transaction. I-trax also agreed to indemnify Bryant Park Capital and related persons against liabilities, including liabilities under federal securities laws that arise out of the engagement of Bryant Park Capital, and expenses in connection with its engagement. In the two years prior to the date of the Merger Agreement, Bryant Park Capital has provided financial advisory services to I-trax and has received fees in connection with the provision of such services.

INTENT TO TENDER

After reasonable inquiry and to I-trax’s knowledge, all of I-trax’s executive officers and directors currently intend to tender, pursuant to the Offers, all shares of Common Shares and Preferred Shares they hold of record or own beneficially, other than shares, if any, held by them that, if tendered, could cause them to incur liability under Section 16(b) of the Exchange Act.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated January 1, 2007, I-trax formally retained Bryant Park Capital to act as its financial advisor in connection with a sale of I-trax, among other matters. Pursuant to an engagement letter dated January 24, 2008, Bryant Park Capital was engaged to render an opinion to the I-trax Board regarding the fairness, from a financial point of view, of the consideration to be received by the holders of Common Shares in the Offers and the Merger, together and not separately. A summary of the terms of the agreements between I-trax and Bryant Park Capital appears on page 14 of this Statement under “Item 4. The Solicitation or Recommendation-Opinion of Bryant Park Capital.”

A summary of the material provisions of the agreements between Walgreens and StockTrans, Inc., in its capacity as Depositary for the Offers, and between Walgreens and D.F. King & Co., Inc., in its capacity as Information Agent for the Offers, is included in “Section 16 — Fees and Expenses” of the Offer to Purchase and is incorporated herein by reference.

Except as set forth above, neither I-trax nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of I-trax on its behalf with respect to the Offers, except that such solicitations or recommendations may be made by directors, officers or employees of I-trax, for whose services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Shares have been effected during the past 60 days by I-trax or any of its subsidiaries or, to the best of I-trax’s knowledge, by any executive officer, director or affiliate of I-trax.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as described in this Statement, I-trax is not currently undertaking or engaged in any negotiations in response to the Offers that relate to (1) a tender offer or other acquisition of I-trax’s securities by I-trax, any subsidiary of I-trax, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving I-trax or any subsidiary of I-trax; (3) a purchase, sale or transfer of a material amount of assets of I-trax or any subsidiary of I-trax; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of I-trax.

Except as described in this Statement, there are no transactions, resolutions of I-trax’s Board, agreements in principle, or signed contracts entered into in response to the Offers that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

State Takeover Laws

Required Vote of Stockholders

Pursuant to Section 253 of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), if Walgreens becomes the owner of 90% or more of each of the outstanding Common Shares and Preferred Shares as a result of the Offers, Walgreens will be able to effect the Merger without the approval of I-trax’s stockholders. However, if Walgreens is able to acquire more than 80%, but less than 90%, of the outstanding Common Shares, I-trax has granted Walgreens an irrevocable and assignable option (the “Top-Up Option”) to purchase the number of Common Shares equal to the lowest number of shares that, when added to the shares obtained upon acceptance of the Common Offer, would give Walgreens ownership of 90% of the Common Shares on a fully diluted basis. The obligation of I-trax to issue shares pursuant to the Top-Up Option is subject to compliance with applicable regulatory requirements. If, through the acceptance of the Offers and the exercise of the Top-Up Option, Walgreens is not the holder of at least 90% of the shares of each of the Common Shares and Preferred Shares, a meeting of stockholders will be required to approve the Merger. The affirmative vote of at least a majority of the total outstanding voting power of the I-trax would be required to approve the Merger. If Walgreens consummates the Offers by acquiring at least a majority of the total voting power of the outstanding shares of I-trax entitled to vote, Walgreens will be able to approve the Merger without the vote of any other stockholder.

Appraisal Rights

No appraisal rights are available in connection with the Offers. However, if the Merger is consummated, holders of Common Shares and Preferred Shares who have not tendered their shares in the Offers or voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares. Holders of shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their shares. If any holder of Common Shares or Preferred Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its right to appraisal as provided in the DGCL, the shares of such stockholder will be converted into the right to receive the price per share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to I-trax a written withdrawal of the demand for appraisal within 60 days of the effective date of the Merger or such later date as approved in writing by I-trax, as the surviving company.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto and incorporated by reference herein.

Interested Stockholder Transaction

I-trax is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers, consolidations and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. At a meeting held March 14, 2008, the I-trax Board: (1) resolved that the terms of the Merger Agreement are fair to, and in the best interests of, I-trax and I-trax’s stockholders, and declared it advisable to enter into the Merger Agreement; (2) authorized the execution, delivery and performance of the Merger Agreement; (3) approved, authorized and adopted the transactions contemplated by the Merger Agreement; (4) recommended acceptance of the Offers and the adoption and approval of the Merger Agreement by the I-trax stockholders; and (5) took action to exempt the transactions contemplated by the Merger Agreement from the restrictions set forth in Section 203 of DGCL. Accordingly, Section 203 is inapplicable to the Offers and the Merger.

Antitrust Issues

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisitions may not be consummated until certain information and documentary material have been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to I-trax by virtue of the acquisition of Shares pursuant to the Offers.

Under the HSR Act, the purchase of Shares in the Offers may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offers with the FTC and the Antitrust Division, unless the waiting period is otherwise terminated or extended by the FTC and the Antitrust Division. Both Walgreens and I-trax will file Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offers, and the required waiting period with respect to the Offers will expire on the fifteenth day following the Walgreens’ filing, unless earlier terminated by the FTC and the Antitrust Division or unless Walgreens receives a request for additional information or documentary material (known as a “Second Request”) prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division issues a Second Request to Walgreens, the waiting period with respect to the Offers would be extended for an additional period of ten calendar days following the date on which Walgreens substantially complies with that request. If the 15-calendar-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next calendar day that is not a Saturday, Sunday or legal public holiday. Only one 10-calendar-day extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar-day extension of the waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although I-trax is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offers, neither I-trax’s failure to make those filings nor I-trax ’s failure to substantially comply with a Second Request issued by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offers.

At any time before or after Offeror’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offers and the Merger, the divestiture of Shares purchased in the Offers or the divestiture of substantial assets of Walgreens, Offeror, I-trax or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the Offers and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Projected Financial Information

The senior management of I-trax does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, certain financial targets prepared by senior management in connection with a five-year strategic business plan developed by I-trax management in February 2008 were made available to Walgreens in connection with Walgreens’ evaluation of a possible transaction with I-trax prior to entering into the Merger Agreement. The projections set forth in the projected Income Statement, Selected Balance Sheet Items and Selected Cash Flow items for both the core I-trax business and the I-trax business assuming the successful execution of certain new strategic initiatives that were provided to Walgreens are reproduced in their entirety below.

I-trax’s financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to I-trax’s business, all of which are difficult to predict and many of which are beyond I-trax’s control. The risks and uncertainties associated with the five-year strategic plan include I-trax’s capacity to generate the projected level of growth in revenue and improvement in margins in its core businesses, as well as whether I-trax would be successful in raising the capital required to implement the proposed initiatives on a timely basis and at favorable terms. Other considerations include the potential timing and final cost of certain acquisitions contemplated in the five-year strategic plan, the risks and uncertainties associated with entering certain new lines of business, the potential impact on I-trax’s core businesses and proposed initiatives from existing competitors and new entrants in these markets, and the organizational challenges posed by a plan that would require successful execution on a number of different fronts.

These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in I-trax’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover five years and such information by its nature becomes less reliable with each successive year.

There can be no assurance that the announcement of the Offers and the Merger will not cause customers of I-trax to delay or cancel purchases of I-trax’s services pending the consummation of the Offers and the Merger or the clarification of Walgreens’ intentions with respect to the conduct of I-trax’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of I-trax to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure of the Offers or the Merger to occur and should not be viewed as accurate or continuing in that context.

The financial targets were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the Securities and Exchange Commission regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial targets included below were prepared by, and are the responsibility of, I-trax’s management. Neither I-trax’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. The financial targets do not take into account any circumstances or events occurring after the date they were prepared.

The inclusion of the financial projections herein will not be deemed an admission or representation by I-trax or Walgreens that they are viewed by I-trax or Walgreens as material information of I-trax, and in fact I-

trax views the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts.

The summary of these financial forecasts prepared by I-trax management is not being included to influence your decision whether to tender your shares, but because these forecasts were made available by I-trax to representatives of Walgreens and Bryant Park Capital. Readers of this Schedule are cautioned not to place undue reliance on the financial targets set forth below. No one has made or makes any representation to any shareholder regarding the information included in these projections.

I-trax Core Business Projections

	2008	2009	2010	2011	2012

Income Statement
Revenues	$180,962	$213,855	$252,733	$298,686	$353,002
Cost of Goods Sold	—	—	—	—	—
Direct Operating Exp.	138,055	161,735	190,014	224,595	265,475

Gross Profit	$42,907	$52,120	$62,719	$74,091	$87,527
SG&A	34,206	37,739	41,503	45,283	49,405

EBITDA	$8,701	$14,381	$21,216	$28,808	$38,122
Depreciation	3,790	4,357	3,715	3,816	4,173
Intangible Amort.	2,105	2,105	2,105	2,105	2,105
Amort. of Transaction Fees	100	100	100	100	100

EBIT	$2,707	$7,820	$15,296	$22,787	$31,744
Additional Information:
Non-cash stock comp. exp. incl. in SG&A	1,750	2,000	2,250	2,500	2,750
Cash EBITDA	$10,451	$16,381	$23,466	$31,308	$40,872
Y/Y Revenue Growth	26.7%	18.2%	18.2%	18.2%	18.2%
Cost of Goods Sold as % of Revenues	0.0%	0.0%	0.0%	0.0%	0.0%
Op. Exp. as % of Revenues	76.3%	75.6%	75.2%	75.2%	75.2%
Gross Margin	23.7%	24.4%	24.8%	24.8%	24.8%
SG&A as % of Revenues	18.9%	17.6%	16.4%	15.2%	14.0%
SG&A Growth as % of Revenue Growth	56.9%	56.8%	54.9%	50.1%	50.1%
EBITDA Margin	4.8%	6.7%	8.4%	9.6%	10.8%
Cash EBITDA Margin	5.8%	7.7%	9.3%	10.5%	11.6%
Selected Balance Sheet Items
Accounts Receivable, Net	28,447	33,562	39,643	46,826	55,312
Inventory	—	—	—	—	—
Accounts Payable	13,251	15,525	18,210	21,498	25,381

Net Working Capital	15,195	18,037	21,433	25,328	29,931
Selected Cash Flow Items
Change in Net Working Capital	(5,167)	2,842	3,396	3,895	4,603
CapEx	4,139	3,523	3,923	4,323	4,723
Acquisition CapEx	0	380	0	0	0

I-trax Projections Assuming Successful Execution of New Initiatives

	2008	2009	2010	2011	2012

Income Statement
Revenues	$218,952	$374,528	$517,229	$662,863	$832,463
Cost of Goods Sold	—	18,648	58,608	103,896	154,512
Direct Operating Exp.	166,798	265,304	333,404	402,399	484,197

Gross Profit	$52,154	$90,576	$125,217	$156,568	$193,753
SG&A	39,388	52,988	72,412	92,801	116,545

EBITDA	$12,766	$37,588	$52,805	$63,767	$77,208
Depreciation	4,122	5,203	4,906	5,285	5,790
Intangible Amort.	2,853	3,964	4,436	5,044	5,854
Amort. of Transaction Fees	100	231	231	231	231

EBIT	$5,691	$28,190	$43,231	$53,208	$65,333
Additional Information:
Non-cash stock comp. exp. incl. in SG&A	1,750	2,000	2,250	2,500	2,750

Cash EBITDA	$14,516	$39,588	$55,055	$66,267	$79,958
Y/Y Revenue Growth	53.3%	71.1%	38.1%	28.2%	25.6%
Cost of Goods Sold as % of Revenues	0.0%	5.0%	11.3%	15.7%	18.6%
Op. Exp. as % of Revs	76.2%	70.8%	64.5%	60.7%	58.2%
Gross Margin	23.8%	24.2%	24.2%	23.6%	23.3%
SG&A as % of Revenues	18.0%	14.1%	14.0%	14.0%	14.0%
SG&A Growth as % of Revenue Growth	61.3%	48.6%	96.2%	100.0%	100.0%
EBITDA Margin	5.8%	10.0%	10.2%	9.6%	9.3%
Cash EBITDA Margin	6.6%	10.6%	10.6%	10.0%	9.6%
Selected Balance Sheet Items
Accounts Receivable, Net	34,346	47,990	60,210	72,855	87,776
Inventory	—	1,750	5,500	9,750	14,500
Accounts Payable	15,392	26,222	33,955	41,624	50,699

Net Working Capital	18,954	23,518	31,755	40,981	51,576
Selected Cash Flow Items
Change in Net Working Capital	(5,263)	4,564	8,237	9,226	10,595
CapEx	4,979	4,823	5,373	5,923	6,523
Acquisition CapEx	45,756	12,380	9,000	18,000	18,000
Available Net Operating Losses	11,202	858	858	858	858

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated March 28, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(7)	Letter to Stockholders of I-trax, dated March 28, 2008.*
(a)(8)	Press Release issued by Walgreens, dated March 17, 2008 (incorporated herein by reference to Exhibit 99.1 to Walgreens’ Current Report on Form 8-K, filed on March 17, 2008).
(a)(9)	Form of Summary Advertisement published in the Wall Street Journal on March 28, 2008 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO).
(a)(10)	Fairness Opinion of Bryant Park Capital to I-trax Board of Directors, dated March 14, 2008 (included as Annex II to this Statement).*
(a)(11)	The Information Statement of I-trax (included as Annex I to this Statement).*
(e)(1)	Agreement and Plan of Merger, dated March 14, 2008, among Walgreens, Offeror and I-trax (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Walgreen Co. on March 17, 2008).
(e)(2)	Confidentiality Agreement, dated as of July 26, 2007, as amended January 18, 2008, by and between Walgreens and I-trax (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Amended and Restated Employment Agreement effective as of December 17, 2007, between I-trax, Inc. and Frank A. Martin (incorporated herein by reference to Exhibit 10.2 to I-trax, Inc.’s Current Report on Form 8-K, filed on December 20, 2007).
(e)(4)	Amended and Restated Employment Agreement dated December 17, 2007, between I-trax, Inc. and R. Dixon Thayer (incorporated herein by reference to Exhibit 10.3 to I-trax, Inc.’s Current Report on Form 8-K, filed on December 20, 2007).
(e)(5)	Amended and Restated Employment Agreement effective as of May 14, 2007, between I-trax, Inc. and David R. Bock (incorporated herein by reference to Exhibit 10.1 to I-trax, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed August 9, 2007).
(e)(6)	Employment Agreement dated November 17, 2004, between I-trax, Inc. and Yuri Rozenfeld (incorporated herein by reference to Exhibit 10.2 to I-trax, Inc.’s Current Report on Form 8-K, filed on November 22, 2004).
(e)(7)	Amendment to Employment Agreement effective as of July 5, 2005, between I-trax, Inc. and Yuri Rozenfeld (incorporated herein by reference to Exhibit 10.3 to I-trax, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed August 15, 2005).
(e)(8)	Employment Agreement entered into on April 15, 2005, between I-trax, Inc. and Raymond J. Fabius (incorporated herein by reference to Exhibit 10.1 to I-trax, Inc.’s Quarterly Report on Form 10-Q, filed on May 16, 2005).
(e)(9)	Employment Agreement entered into on September 1, 2007, between I-trax, Inc. and Bradley S. Wear (incorporated herein by reference to Exhibit 10.1 to I-trax, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed on November 9, 2007).

Exhibit No.	Description

(e)(10)	Amended and Restated Employment Agreement dated March 3, 2008, between I-trax, Inc. and Peter Hotz (incorporated herein by reference to Exhibit 10.1 to I-trax, Inc.’s Current Report on Form 8-K, filed March 4, 2008).
(e)(11)	I-trax Transition Compensation Plan.

*	Included with copy of Schedule 14D-9 mailed to stockholders.

Annexes

Annex I      Information Statement

Annex II     Fairness Opinion of Bryant Park Capital

Annex III    Delaware General Corporation Law Provision Governing Appraisal Rights

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I-TRAX, INC.

/s/  Yuri Rozenfeld
Name: Yuri Rozenfeld

Title:	Senior Vice President, General Counsel and Secretary

Date:  March 28, 2008

Annex I

I-TRAX, INC.
4 Hillman Drive, Suite 130
Chadds Ford, Pennsylvania 19317

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This information statement (the “Information Statement”) is being mailed on or after March 28, 2008 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of I-trax, Inc., a Delaware corporation (“I-trax”), relating to the tender offers being made by Putter Acquisition Sub, Inc. (“Offeror”), a Delaware corporation and wholly-owned subsidiary of Walgreen Co., an Illinois corporation (“Walgreens”). Capitalized terms used and not otherwise defined herein shall have the meaning otherwise assigned in the Schedule 14D-9.

You are receiving this Information Statement in connection with the possible election of persons designated by Walgreens to a majority of seats on the Board of Directors of I-trax (the “Board of Directors” or the “Board”). Voting proxies regarding outstanding shares of common stock, par value $0.001 per share (the “Common Shares”) and Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”) are not being solicited from any stockholder in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

On March 14, 2008, I-trax, Walgreens and Offeror entered in an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Offeror is offering to purchase all of the Common Shares and the Preferred Shares of I-trax, Inc., a Delaware corporation (“I-trax”), for $5.40 per Common Share (the “Common Offer”) and $54.00 plus the Dividend Amount per Preferred Share (the “Preferred Offer”), in each case in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offers”). The “Dividend Amount” applicable to a Preferred Share purchased in the Preferred Offer means the product of (1)(A) the amount of accrued and unpaid dividends on such Preferred Share at the time the Offeror accepts shares tendered pursuant to the Preferred Offer (the “Acceptance Time”) divided by (B) $3.84, which amount is the average market price of the Common Shares for the ten (10) consecutive trading days prior to and including the date of the Merger Agreement and (2) $5.40 in cash or such greater amount as may have been paid to any holder of Common Shares in the Common Offer.

Offeror’s Offers are subject to the terms and conditions set forth in the Offer to Purchase. Offeror commenced the Offers on March 28, 2008. The Offers and withdrawal rights are currently scheduled to expire at 12:00 midnight, New York City time, at the end of Thursday, April 24, 2008, unless Offeror extends it in accordance with the terms of the Offers. Following the completion of the Offers and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Offeror will merge with and into I-trax and the surviving company will continue as a wholly owned subsidiary of Walgreens (the “Merger”).

The Merger Agreement requires I-trax to cause Walgreens’ designees to be elected to I-trax’s Board of Directors under certain circumstances described below.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

All information contained in this Information Statement concerning Walgreens, Offeror and the Walgreens Designees (as defined below) has been furnished to I-trax by Walgreens and I-trax assumes no responsibility for the accuracy of any such information.

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES
I-TRAX IS NOT ASKING STOCKHOLDERS FOR A PROXY AND
STOCKHOLDERS ARE REQUESTED NOT TO SEND I-TRAX A PROXY.

WALGREENS DESIGNEES

Subject to the terms of the Merger Agreement, from the time Offeror accepts Shares tendered pursuant to the Offers (the “Acceptance Time”), provided Offeror has accepted for payment shares representing a majority of the total outstanding voting power of I-trax on a fully diluted basis, Walgreens shall be entitled to designate the number of directors, rounded up to the next whole number, on I-trax’s Board of Directors that equals the product of the total number of directors on the I-trax Board (giving effect to the election of any additional directors pursuant to Walgreens’ designation rights as described in this paragraph) and the percentage that the voting power of Common Shares and Preferred Shares beneficially owned by Walgreens and Offeror (including shares of Common Shares and Preferred Shares accepted for payment or exchange) bears to the total voting power of the outstanding shares of Common Shares and Preferred Shares. Subject to applicable law, I-trax shall promptly take all action necessary to enable Walgreens’ designees to be elected or appointed to the I-trax Board, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, I-trax will also take all actions necessary to cause individuals designated by Walgreens to constitute the number of members (rounding up where appropriate) on each committee of the I-trax Board and each board of directors of each I-trax subsidiary that represents substantially the same percentage as such individuals represent on the I-trax Board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, Walgreens and Offeror shall use their respective commercially reasonable efforts to ensure that the I-trax Board has at least two members who are not affiliates, representatives or designees of Walgreens or Offeror, and who were either directors prior to the date of the Merger Agreement (the “Continuing Directors”) or are successors of any Continuing Director who is not an affiliate, representative or designee of Walgreens or Offeror and who were recommended or elected to succeed such Continuing Director by a majority of Continuing Directors. If there is only one Continuing Director in office for any reason, the I-trax Board shall be entitled to appoint a person designated by the remaining Continuing Director who is not an officer or employee of I-trax or any of its subsidiaries to fill such vacancy who shall be deemed to be a Continuing Director for all purposes of the Merger Agreement. If no Continuing Directors then remain in office, the other directors of I-trax then in office shall use commercially reasonable efforts to designate two persons to fill such vacancies who are not officers or employees or affiliates of I-trax, Walgreens or Acquisition Sub or any of their respective subsidiaries and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement.

Following the election or appointment of Walgreens’ designees and until the effective time of the Merger, the approval of a majority of the Continuing Directors shall be required to authorize any termination of the Merger Agreement by I-trax, any amendment of the Merger Agreement requiring action by the I-trax Board of Directors, any extension of time for performance of, or waiver of, any obligation or action under the Merger Agreement by Walgreens or Offeror, any waiver of I-trax’s rights under the Merger Agreement, any amendment of the certificate of incorporation or bylaws of I-trax, and making any other determination with respect to any action to be taken or not to be taken by or on behalf of I-trax relating to the Merger Agreement or the transactions contemplated thereby.

Walgreens has informed I-trax that its designees (the “Walgreens Designees”) will be selected by Walgreens from among the individuals listed below:

Robert G. Zimmerman.  Mr. Zimmerman, age 55, joined Walgreens in 2001 as Divisional Vice President of Walgreens Health Initiatives and became Vice President of Walgreens and Vice President and Chief Administration and Finance Officer of Walgreens Health Initiatives in 2006.

Dana I. Green.  Mrs. Green, age 57, joined Walgreens in 2000 as Vice President and served as Senior Vice President from 2004 to 2005. In 2005, Mrs. Green became Senior Vice President, General Counsel and Corporate Secretary of Walgreens.

Allan M. Resnick.  Mr. Resnick, age 61, joined Walgreens in 1998 as Divisional Vice President and also began serving as Assistant Secretary in 1989.

Walgreens has informed I-trax that each Walgreens Designee has consented to serve as a director of I-trax if appointed or elected. None of the Walgreens Designees currently is a director of, or holds any positions with, I-trax. Walgreens has advised I-trax that, to the best of their knowledge, none of the Walgreens Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of I-trax nor has any such person been involved in any transaction with I-trax or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) other than with respect to transactions among Walgreens, Offeror and I-trax that have been described in the Schedule TO filed by Walgreens and Offeror with the SEC on March 28, 2008 or the Schedule 14D-9. In addition, Walgreens has informed I-trax that none of the individuals listed above has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

COMMON STOCK

As of March 24, 2008, there were 41,896,247 Common Shares issued and outstanding. If an I-trax stockholders meeting is held, each Common Share would be entitled to one vote for the election of I-trax directors.

SERIES A CONVERTIBLE PREFERRED STOCK

As of March 24, 2008, there were 217,126.3 Preferred Shares issued and outstanding. Each Preferred Share converts into 10 shares of Common Shares, and, if a stockholders meeting is held, the holders of Preferred Shares would be entitled to vote on an “as converted” basis for the election of I-trax directors at such meeting. Common Shares and Preferred Shares are the only classes of voting securities of I-trax that would be entitled to vote at a stockholders meeting if one were held.

DIRECTORS AND EXECUTIVE OFFICERS OF I-TRAX

Name	Age	Position

Haywood D. Cochrane, Jr.	59	Vice-Chairman and Director
Raymond J. Fabius, M.D.	54	President, Chief Medical Officer and Director
Philip D. Green	57	Director
Gail F. Lieberman	64	Director
Frank A. Martin	57	Chairman and Director
Gerald D. Mintz	55	Director
David Nash, M.D.	52	Director
Jack A. Smith	72	Director
R. Dixon Thayer	56	Chief Executive Officer and Director
Peter Hotz	47	Executive Vice President and Chief Operating Officer
Bradley S. Wear	49	Senior Vice President and Chief Financial Officer
Yuri Rozenfeld	39	Senior Vice President, General Counsel and Secretary

Haywood D. Cochrane, Jr., has been a director and Vice Chairman of I-trax since March 2004. Mr. Cochrane joined I-trax as a director and Vice Chairman when I-trax acquired Meridian Occupational Healthcare Associates, Inc., which did business as CHD Meridian Healthcare, on March 19, 2004. Mr. Cochrane was the Chief Executive Officer and a director of CHD Meridian Healthcare from February 1997 until it was acquired by I-trax. From June 1989 until joining CHD Meridian Healthcare, Mr. Cochrane served in various executive capacities at Laboratory Corporation of America, National Health Laboratories, Inc. and Allied Clinical Laboratories, Inc.

Raymond J. Fabius, M.D., C.P.E., FACPE has been a director since May 2006 and the President and Chief Medical Officer of I-trax since May 2005. Previously, Dr. Fabius served as global medical leader at General Electric Co., where he oversaw an ambulatory network of over 200 on-site clinics in 29 countries and Puerto Rico. From 2000 to 2002, Dr. Fabius served as senior medical director for Aetna e.Health Activities, providing clinical leadership for Aetna’s website, InteliHealth, and the company’s data warehouse subsidiary, US Quality Algorithms. Prior to 2000, Dr. Fabius served Aetna US Healthcare as corporate medical director for national accounts and corporate medical director for utilization management, disease management, and quality improvement.

Philip D. Green has been a director of I-trax since February 2001. Mr. Green is the President, Strategic Business Initiatives, at the University of Pittsburgh Medical Center. From June 2004 to June 30, 2006, Mr. Green served as a partner in the Health Practice at Gardner Carton & Douglas LLP, a leading health law practice firm. Mr. Green was the founding principal of the Washington, D.C. law firm of Green, Stewart, Farber & Anderson, P.C., founded in 1989, until it merged with Akin, Gump, Strauss, Hauer & Feld, LLP in

July 2000. While in private practice, Mr. Green represented major teaching hospitals, integrated healthcare delivery systems and a number of public and private for-profit healthcare companies in the areas of healthcare law and corporate planning and transactions. Mr. Green is a director of Allscripts Healthcare Solutions, Inc.

Gail F. Lieberman has been a director of I-trax since August 2004. Ms. Lieberman is managing partner of Rudder Capital LLC, a mergers and acquisitions advisory and consulting firm serving middle market companies in the services sector. She oversees buy-side, sell-side, consulting and recruiting assignments for business information and services, financial, media and consumer companies. From 1996 to 1999,
Ms. Lieberman served as chief financial officer of the Financial and Professional Publishing Group, a division of The Thomson Corporation, a public information services company. From 1994 to 1996, Ms. Lieberman was vice president, managing director and chief financial officer of Moody Investor’s Services, Inc. In addition, Ms. Lieberman spent 11 years with Scali, McCabe, Sloves, Inc., a global advertising agency, serving as executive vice president and chief financial officer. Ms. Lieberman was a director of Breeze-Eastern Corp. (f/k/a Transtechnology, Inc.) until September 2007 where she continues to advise the Board.

Frank A. Martin has been a director and Chairman of I-trax since September 2000. Mr. Martin also served as the Chief Executive Officer of I-trax from September 2000 until February 2005. In addition to serving as I-trax’s Chairman, Mr. Martin is actively engaged in I-trax’s strategic business development, stockholder relations and key client relationships. Mr. Martin founded, and has been a managing director of, The Nantucket Group, LLC, a healthcare venture capital firm specializing in investing in early stage healthcare service and technology companies since December 1998. Mr. Martin served as the Chief Executive Officer and director of EduNeering, Inc., an electronic knowledge management company, from April 1999 to April 2000. In November 1992, Mr. Martin founded Physician Dispensing Systems, Inc., or PDS, a healthcare information technology company that developed pharmaceutical software for physicians’ offices. Mr. Martin sold PDS to Allscripts Healthcare Solutions, Inc. in December 1996 and then joined its board of directors on which he served until 1998.

Gerald D. Mintz has been a director of I-trax since May 2005. Mr. Mintz is the Chief Executive Officer of Strategic Financial Solutions, LLC, providing software and information solutions for investment professionals in the asset management industry. Prior to joining Strategic Financial Solutions in September 2005, Mr. Mintz served as President, Executive Programs, for Gartner, Inc., a global leader in IT research and advisory services. From 2002 to 2004, Mr. Mintz served as Executive Vice President and Global Head of Enterprise Solutions for Reuters, a global provider of news and information for the financial services sector. From 1999 to 2002, Mr. Mintz was Chairman and Chief Executive Officer of FAME Information Services, a software and information solutions provider to the financial and energy markets. For the six years prior to that, Mr. Mintz managed several businesses within Thomson Financial, a division of the Thomson Corporation.

David Nash, M.D., M.B.A., FACP, has been a director of I-trax since February 2003. He is The Dr. Raymond C. and Doris N. Grandon Professor and Chairman of the Department of Health Policy at Jefferson Medical College of Thomas Jefferson University in Philadelphia. Jefferson is one of a handful of medical schools in the nation with an endowed professorship in health policy. From 1996 to 2003, Dr. Nash served as the first Associate Dean for Health Policy at Jefferson Medical College. Repeatedly named by Modern Healthcare to the top 100 most powerful persons in healthcare list, his national activities include appointment to the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) Advisory Committee on Performance Measurement, the CIGNA Physician Advisory Committee, membership on the Board of Directors of the Disease Management Association of America (DMAA), and Chair of an NQF Technical Advisory Panel — four key national groups focusing on quality measurement and improvement. Dr. Nash is a director of InforMedix, Inc.

Jack A. Smith has been a director since January 2006.  Mr. Smith is President of SMAT, Incorporated, a consulting company specializing in consumer services. He has broad experience as an owner and senior executive in the retail industry. Mr. Smith founded The Sports Authority, Inc., a national sporting goods chain, in 1987 where he served as Chief Executive Officer until September 1998 and as Chairman until April 1999. From 1982 until 1987, Mr. Smith served as Chief Operating Officer of Herman’s Sporting Goods. Prior to Herman’s, Mr. Smith served in executive management positions with other major retailers including Sears &

Roebuck, Montgomery Ward, Jefferson Stores, and Diana Shops. Mr. Smith is a director of Darden Restaurants, Inc. and Carrols Restaurant Group, Inc.

R. Dixon Thayer has been a director of I-trax since April 2003 and Chief Executive Officer since February 2005. Mr. Thayer is the founder and senior partner of ab3 Resources, Inc., a strategic consulting and business development company. Prior to joining I-trax as Chief Executive Officer, Mr. Thayer served as President, Chief Executive Officer and director of GreenLeaf Auto Recyclers, LLC, a company ab3 Resources, Inc. acquired from Ford Motor Company. From 1999 to 2002, Mr. Thayer served as Executive Director of Global New Business Operations for Ford Motor Company in partnership with Cardinal Investment Partners and others. In this capacity, Mr. Thayer led corporate initiatives to develop, acquire and grow “next generation” aftermarket service businesses to help transform Ford into a global relationship-based consumer products and services company. From 1998 to 1999, Mr. Thayer served as President and Chief Executive Officer of Provant Consulting Companies, where he helped lead the merger and integration of several independent consultancies and training companies into one of the largest publicly traded companies of its type. From 1996 to 1998, Mr. Thayer served as President of Sunbeam’s International Division and was an original member of the turnaround team that restructured the company. From 1995 to 1996, Mr. Thayer was a Senior Vice President of AFH Research, Development, Engineering & Global Growth for Kimberly Clark Corporation and was a key architect of the merger between Scott Paper and Kimberly Clark. From 1992 to 1995, Mr. Thayer was Vice President AFH Europe at Scott Paper Company where he also served as Chief Operating Officer of the European division.

Peter M. Hotz has been the Executive Vice President and Chief Operating Officer since March 3, 2008. From July 2006 until March 2008, Mr. Hotz has served as Senior Vice President — Marketing & Account Development for I-trax. From June 1997 to July 2006, Mr. Hotz served as the President and Chief Executive Officer of Continuum Health Management Solutions, a provider of employee health management services.

Bradley S. Wear has been the Senior Vice President and Chief Financial Officer since September 2007. From 2003 until April 2007, Mr. Wear served as the Chief Financial Officer of Qualifacts Systems, Inc., a provider of software solutions for the behavioral health and human services market. From 1996 until 2003, Mr. Wear served as the Chief Financial Officer of digiChart, Inc., a medical records technology company. There are no family relationships among directors and executive officers.

Yuri Rozenfeld has been the General Counsel of I-trax since July 2000, Secretary of I-trax since March 2002 and Senior Vice President since May 2006. From April 1997 to July 2000, Mr. Rozenfeld was an associate in the Business and Finance Group at Ballard Spahr Andrews & Ingersoll, LLP, where he represented small- and mid-cap public companies and venture capital funds in a broad range of corporate matters, including stock and asset acquisitions, mergers, venture capital investments, venture fund formations, partnership and limited liability company matters and securities law matters. From 1995 to April 1997, Mr. Rozenfeld was an associate specializing in product liability litigation with Riker, Danzig, Scherer, Hyland & Perretti LLP.

Board of Directors Meetings

The board of directors of I-trax held six meetings during 2007. Each director while serving in 2007 attended more than 75% of the aggregate of the total number of meetings of the board and the total number of meetings held by the committees of the board of which he or she is a member.

The board has determined that Ms. Lieberman, Dr. Nash and each of Messrs. Green, Mintz and Smith are independent, as defined in Section 121(A), as in effect on March 14, 2008, of the American Stock Exchange, or AMEX listing standards. As required by the AMEX listing standards, the independent directors meet at least annually in executive session without the non-independent directors and management.

Board of Directors’ Committees

The board of directors has a compensation committee, an audit committee, and a nominating and corporate governance committee. All members of the board, however, participate in the consideration of director nominees.

Compensation Committee

The compensation committee is primarily responsible for determining the compensation payable to the officers and key employees of I-trax and recommending to the board additions, deletions and alterations with respect to the various employee benefit plans and other fringe benefits provided by I-trax. The committee also is primarily responsible for administering I-trax’s equity compensation plans, recommending equity grants to the board at large with regard to I-trax’s key employees and non-employee directors, and determining the terms and conditions on which grants are made. Committee members, however, may not participate in decisions pertaining to his or her compensation or benefits in his or her capacity as a director of I-trax.

The compensation committee, subject to prior consent of the board, may engage independent compensation consultants and outside legal counsel and routinely holds executive sessions without management. The chairman of the compensation committee leads the committee and sets meeting agendas.

I-trax’s Chairman and Chief Executive Officer give performance assessments and compensation recommendations for each executive officer of I-trax (other than themselves). The Chairman, the Chief Executive Officer, the Secretary and the Vice President — Human Resources generally attend compensation committee meetings, but none are present for executive session or any discussion of their own compensation. The compensation committee receives from time to time data and analyses from independent compensation consultants who evaluate I-trax’s compensation program against industry and peer group norms.

The compensation committee is governed by a charter, a copy of which is posted on I-trax’s website at
www.i-trax.com and is available in print to any stockholder on request.

The compensation committee consists of two members — Mr. Green, chairman, and Ms. Lieberman. The board has determined that each of Mr. Green and Ms. Lieberman is independent, as defined in Section 121(A), as in effect on March 14, 2008, of the AMEX listing standards.

The compensation committee held six meetings in 2007.

Audit Committee

The audit committee is primarily responsible for appointing, overseeing the qualifications, performance and independence of, and pre-approving the services performed by I-trax’s independent auditors as well as overseeing the integrity of I-trax’s financial statements and reviewing and evaluating I-trax’s accounting principles and reporting practices. The audit committee is also responsible for monitoring I-trax’s system of internal accounting controls. The audit committee is governed by a charter, a copy of which is posted on I-trax’s website at www.i-trax.com and is available in print to any stockholder on request.

The audit committee consists of three members — Ms. Lieberman, chairperson, and Messrs. Mintz and Smith. The board has determined that Ms. Lieberman and each of Messrs. Mintz and Smith are audit committee financial experts who meet the Securities and Exchange Commission’s criteria for financial experts and each is financially sophisticated for the purposes of the AMEX listing standards. The board has also determined that each of Ms. Lieberman and Messrs. Mintz and Smith is independent, as defined in Section 121(A), as in effect on March 14, 2008, of AMEX listing standards and Rule 10A 3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The audit committee held six meetings in 2007.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is primarily responsible for: identifying individuals qualified to become board members and recommending such individuals to the board; and reviewing and overseeing the corporate governance guidelines, policies and procedures developed by management and approved, as applicable, by the board. The committee considers candidates for board membership suggested by other directors and management. The committee may retain a search firm to assist in identifying director candidates. In selecting nominees for director, the committee considers a number of factors, including but not limited to:

•	whether a candidate has business and industry experience that is relevant to I-trax, including recent experience at the senior management level of a company at least as large or larger than I-trax;

•	the candidate’s ability to work constructively with I-trax’s management and other directors;

•	the candidate’s ability to represent interests of the stockholders;

•	the candidate’s independence from management and freedom from potential conflicts of interest with I-trax;

•	the candidate’s reputation, integrity, judgment, skill, leadership ability, interpersonal skills, honesty and moral values;

•	the candidate’s financial literacy;

•	the candidate’s availability, including the number of other boards on which the candidate serves, and his or her ability to dedicate sufficient time and energy to his or her board duties;

•	legal and regulatory concerns; and

•	whether the candidate contributes to the range of talent, skills and expertise appropriate for enhancing the board’s diversity, overall composition and effectiveness.

Members of the committee and the board may also request additional information about and interview the potential nominee.

The committee will also consider recommendations of nominees for director received from stockholders at least 120 days prior to the anniversary date of I-trax’s annual meeting of stockholders for the previous year. In evaluating nominations received from stockholders, the board will apply the criteria and follow the process described above.

The nominating and corporate governance committee consists of two members — Dr. Nash and Mr. Green. Each of Dr. Nash and Mr. Green is independent, as defined in Section 121(A), as in effect on March 14, 2008, of the AMEX listing standards.

The committee did not hold a separate meeting in 2007. Members of the committee participated in other board meetings concerning director nomination and corporate governance issues and recommended to the board a course of action at those meetings on these matters. The nominating and corporate governance committee is governed by a charter, a copy of which is posted on I-trax’s website at www.i-trax.com and is available in print to any stockholder on request.

Code of Conduct

I-trax has a Code of Conduct that is applicable to all employees of I-trax, including I-trax’s principal executive officer, the principal financial officer and the principal accounting officer. The Code of Conduct is designed to deter wrongdoing and promote ethical conduct, full and accurate reporting in I-trax’s SEC filings, compliance with applicable law, as well as other matters. A copy of the Code of Conduct is available on I-trax’s website at www.i-trax.com.

Compensation of Directors

Board:  Effective May 2005, independent directors receive an annual retainer of $20,000, a fee of $1,500 for in person meetings and $250 per hour of each telephone meeting, and every two years a grant of options to acquire 20,000 shares of common stock that vests over two years. Directors are reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings.

Audit Committee:  The chairperson of the audit committee receives an annual retainer of $10,000, and each member of the audit committee also receives $1,500 for each quarterly meeting and every two years a grant of options to acquire 20,000 shares of common stock that vests over two years.

Compensation Committee:  The chairperson of the compensation committee receives an annual retainer of $5,000.

Summary Director Compensation Table

The following table summarizes compensation paid by I-trax to non-employee directors during 2007.

	Fees Earned or Paid	Option Awards	All Other
Name	in Cash ($)	($)(1)(2)	Compensation ($)	Total ($)

Haywood D. Cochrane, Jr.	$26,000	—	—	$26,000
Philip D. Green	$31,750	$11,777.00	—	$43,527.00
Gail F. Lieberman	$48,000	$18,395.00	—	$66,395.00
Gerald D. Mintz	$33,000	$23,529.00	—	$56,529.00
David Nash, M.D.	$26,000	$11,764.00	—	$37,764.00
Jack A. Smith	$32,500	$35,693.00	—	$68,193.00

(1)	Represents value of option awards vested in 2007 calculated in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), and charged to I-trax’s operations in 2007. For further details, including I-trax’s assumptions in calculating the fair value, please see Note 1, Summary of Significant Accounting Policies, and Note 11, Share Based Compensation, to I-trax’s financial statements included in I-trax’s Annual Report on Form 10-K for the period ended December 31, 2007 filed on March 17, 2008.

(2)	The named directors hold options to acquire shares of common stock as follows: Mr. Cochrane — 300,000 shares; Mr. Green — 102,880 shares; Ms. Lieberman — 80,000 shares; Mr. Mintz — 80,000 shares; Dr. Nash — 60,000; and Mr. Smith — 40,000 shares. Mr. Cochrane’s options were received in connection with his services as an executive officer of I-trax. These options remain outstanding and continue to vest in consideration of Mr. Cochrane’s continued service as a director of I-trax. In accordance with the fair value recognition provisions of SFAS 123R, for 2007, $90,477 in share-based compensation expense was recognized for option awards that Mr. Cochrane had previously received in connection with his services as an executive officer of I-trax. In addition, pursuant to the terms of his original employment agreement, Mr. Cochrane received $8,377 in medical and dental benefits from I-trax in 2007.

Stockholder Access to Directors

Stockholders who wish to communicate with directors should do so by writing to the Secretary, I-trax, Inc., 4 Hillman Drive, Suite 130, Chadds Ford, Pennsylvania 19317. Under that process, the Secretary of I-trax reviews all such correspondence and regularly forwards to the board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Secretary, deals with the functions of the board or its committees or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by I-trax that is addressed to members of the board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters will be brought to the attention of I-trax’s audit committee.

Director Attendance at Annual Stockholders Meeting

I-trax encourages all of its directors to attend I-trax’s annual meeting of stockholders. All of the individuals then serving as directors attended I-trax’s 2007 annual meeting of stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee.  I-trax’s compensation committee consists of Philip D. Green and Gail F. Lieberman. The committee determines executive officers’ salaries, bonuses and other compensation, and administers I-trax’s 2000 Equity Compensation Plan and Amended and Restated 2001 Equity Compensation Plan.

Compensation Policy.  The overall compensation program for the named executive officers has been designed and is administered to ensure that employee compensation promotes superior job performance and the achievement of business goals and objectives, while taking into consideration the competitiveness of executive pay to a comparable peer group.

The main policy objective of compensation for I-trax’s executive officers is to increase stockholder value over the long term. The compensation committee believes that this can best be accomplished by an executive compensation program that incorporates three key elements:

•	Base salaries sufficient to attract, retain and motivate key executives and provide competitive compensation opportunities.

•	Annual bonus and incentive programs that provide opportunity for significant increases in compensation based on meeting or exceeding pre-determined performance targets.

•	Substantial long-term compensation to reward increases in the stockholder value of I-trax.

In the judgment of the compensation committee, I-trax performed well in 2007, confirming that the compensation program is supporting I-trax’s growth objectives.

Compensation Study.  In July 2006, I-trax engaged Mercer Human Resource Consulting to evaluate the compensation practices of I-trax’s peer group. The peer group consists of 14 companies in the healthcare services/facilities sector with one year revenue growth of ten percent or more. The results of the compensation study were presented to I-trax’s board in August 2006. The results of the compensation study were referenced by the compensation committee in establishing 2007 and 2008 base salaries and target bonuses for 2006 and 2007.

Base Salary.  Base salaries for 2007 were established for Frank A. Martin, Chairman, R. Dixon Thayer, Chief Executive Officer, David R. Bock, then Chief Financial Officer, and Yuri Rozenfeld, General Counsel, at approximately the midpoint of the peer group in the compensation study for their respective positions, adjusted based on internal equity considerations. The base salaries of Dr. Raymond J. Fabius, President, and Bradley S. Wear, who joined I-trax as Chief Financial Officer on September 1, 2007, were established under the terms of their respective employment agreements. In addition, in April 2007, I-trax adopted an Executive Paid-Time-Off Policy (the “Policy”). Under the Policy, the named executive officers agreed to convert their right to all accrued paid-time-off into a one time permanent pay adjustment of fifty percent of the applicable named executive officer’s accrued paid-time-off value. This resulted in further increases in base salaries of approximately $11,000 to $11,500 for Messrs. Thayer and Martin and Dr. Fabius, $9,600 for Mr. Bock, and $8,600 for Mr. Rozenfeld.

For 2008, the compensation committee determined the base salary for Messrs. Martin and Thayer and the base salary of other named executive officers was set based on the recommendations to the compensation committee by Messrs. Martin and Thayer. On average, 2008 base salaries increased by approximately three percent over 2007 levels.

Annual Bonus.  Named executive officers and certain other key personnel of I-trax are eligible for bonuses after the end of each fiscal year. The compensation committee determines bonuses for Messrs. Martin and Thayer. Bonuses for these officers are linked to target earnings before interest, taxes, depreciation, and amortization, or EBITDA, and such executive’s individual goals. Bonuses for other named executive officers, excluding Dr. Fabius, are recommended by Messrs. Martin and Thayer and are also linked to I-trax’s EBITDA and such executive’s individual goals.

Each of the named executive officers received a bonus for 2007 because I-trax achieved its target EBITDA and the applicable named executive officer achieved his goals. With the exception of the bonus awarded to Dr. Fabius, which was fixed, as set in Dr. Fabius’s employment agreement, all bonuses were discretionary. Messrs. Thayer’s, Wear’s and Rozenfeld’s bonuses equaled approximately 50, 40 and 30 percent of base salary received in 2007, respectively, with Mr. Wear’s bonus prorated to his start date of September 1, 2007. Dr. Fabius’s bonus was $125,000 and Mr. Martin’s bonus was $108,175.

Stock Options.  Under I-trax’s equity compensation plans, stock options may be granted to I-trax’s executive officers. Executives generally receive stock incentives through initial grants at the time of hire and periodic additional grants. The compensation committee determines the number of stock options to be granted based on an executive officer’s job responsibilities and individual performance evaluation. This approach is designed to encourage the creation of long-term stockholder value, to align the interests of stockholders and management, and to maximize stockholder returns over the long term.

Each named executive officer was considered for a stock option grant in August 2007, but upon discussions with the compensation committee, Messrs. Martin, Thayer and Bock and Dr. Fabius volunteered to forgo the stock option grants to which they were entitled. Mr. Rozenfeld received a stock option grant equal to 30 percent of his base salary. Mr. Rozenfeld’s stock option grant was established at the approximate midpoint of the compensation study. Mr. Wear received a stock option grant to acquire 125,000 shares of Common Shares under the terms of his employment agreement.

The board of directors selected August as an appropriate point in the annual compensation cycle to consider and act on stock option grants. The board felt that August allowed the company to tie the grants to mid-year assessments, which emphasizes that the awards are to motivate future performance rather than to reward past performance. The number of shares covered by the stock option grant for each named executive officer who did not volunteer to forego an option grant was determined with reference to the applicable officer’s base salary.

Deductibility of Compensation.  Under Internal Revenue Code Section 162(m), a company generally may not deduct compensation in excess of $1,000,000 paid to the Chief Executive Officer and the other four most highly compensated officers. Certain “performance based compensation” is not included in compensation for purposes of the limit. The current structure of I-trax’s executive compensation does not give rise to Section 162(m) concerns. The compensation committee will continue to assess the impact of Section 162(m) on its compensation practices.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Information Statement. This report is provided by the following independent directors, who comprise the committee:

Members of the Compensation Committee:
Philip D. Green, Chairman
Gail F. Lieberman

Summary Compensation Table

The following table sets forth the compensation earned by the following individuals: any person serving as I-trax’s Chief Executive Officer or Chief Financial Officer during 2007 and the three other most highly compensated executive officers of I-trax who were serving as such as of December 31, 2007.

				Stock	Option	All Other
		Salary	Bonus	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)(2)	($)(3)	($)

R. Dixon Thayer	2007	$363,022	$181,511	—	$225,077	$5,260	$774,870
Chief Executive Officer	2006	$300,000	$100,000	$79,600	$151,542	$700	$631,843
Frank A. Martin	2007	$276,349	$108,175	—	$63,773	$3,395	$451,692
Chairman	2006	$250,000	$125,000	—	$41,089	$3,448	$419,537
Raymond J. Fabius, M.D.	2007	$348,249	$125,000	—	$187,784	$5,537	$666,570
President and Chief	2006	$302,405	$75,000	$53,730	$140,726	$5,604	$577,465
Medical Officer
Yuri Rozenfeld	2007	$206,418	$61,925	—	$46,732	$4,641	$319,716
Senior Vice President,	2006	$195,000	$58,500	—	$45,395	$3,140	$302,035
General Counsel and Secretary
Bradley S. Wear	2007	$77,538	$31,015	—	$25,122	$66	$133,741
Senior Vice President and Chief Financial Officer(4)
David R. Bock	2007	$257,028	— (6)	—	$134,820	$7,336	$399,184
Former Executive Vice	2006	$250,000	$100,000	—	$151,627	$5,990	$507,617
President and Chief Financial Officer(5)

(1)	“Bonus” consists of cash bonuses earned in the fiscal year identified. See “Compensation Discussion and Analysis” section of this 2007 Proxy Statement above.

(2)	Represents value of option awards vested in 2006 calculated in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, and charged to I-trax’s operations in 2007. For further details, including I-trax’s assumptions in calculating the fair value, please see Note 1, Summary of Significant Accounting Policies, and Note 11, Share Based Compensation, to I-trax’s financial statements included in I-trax’s Annual Report on Form 10-K for the period ended December 31, 2007 filed on March 17, 2008.

(3)	“All other compensation” includes I-trax’s 401(k) match and group term life insurance premiums.

(4)	Mr. Wear became the Chief Financial Officer of I-trax effective September 1, 2007.

(5)	Mr. Bock stepped down as the Chief Financial Officer of I-trax effective September 1, 2007.

(6)	Mr. Bock’s bonus for 2007 performance was not yet determined as of March 28, 2008. Mr. Bock’s bonus is expected to be determined by March 30, 2008 (in accordance with the terms of his separation agreement) and will be disclosed in a Current Report on Form 8-K once determined.

Grants of Plan-Based Awards

The following table lists, for each of the named executive officers, information about plan-based awards granted during 2007.

All Other Option
		Awards: Number	Exercise or Base	Grant Date Fair
		of Securities	Price of Option	Value of Stock
		Underlying	Awards	and Option
Name	Grant Date(1)	Options (#)(1)	($ / Sh)(2)	Awards

R. Dixon Thayer	—	—	—	—
Frank A. Martin	—	—	—	—
Raymond J. Fabius, M.D.	—	—	—	—
Yuri Rozenfeld	8/13/2007	23,166	$3.60	$48,151
Bradley S. Wear	9/10/2007	125,000	$3.25	$234,000
David R. Bock	—	—	—	—

(1)	The options vest in three equal installments on each of the first, second, and third anniversaries of the grant date.

(2)	The exercise price equals the closing price of Common Shares on the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table lists information concerning the stock option grants held by each of the named executive officers at December 31, 2007.

		Number of Securities
		Underlying Unexercised		Option	Option
		Options (#)		Exercise	Expiration
Name	Grant Date(1)	Exercisable	Unexercisable	Price ($)	Date

R. Dixon Thayer	5/9/2003	40,000	—	$1.51	5/8/2013
	2/14/2005	304,078	25,000	$1.41	2/13/2015
	2/14/2005	70,922	—	$1.40	2/13/2015
	8/9/2006	74,373	148,747	$3.09	8/8/2016

Frank A. Martin	4/10/2001	70,000	—	$2.75	4/9/2011
	12/23/2002	1,750	—	$3.00	12/22/2012
	5/9/2003	100,000	—	$1.51	5/8/2013
	8/9/2006	35,417	70,833	$3.09	8/8/2016

Raymond J. Fabius, M.D.	5/17/2005	137,978	19,716	$1.40	5/16/2015
	5/17/2005	212,018	30,288	$1.56	5/16/2015
	8/9/2006	48,827	97,653	$3.09	8/8/2016

Yuri Rozenfeld	4/10/2001	40,000	—	$2.75	4/9/2011
	12/23/2002	1,300	—	$3.00	12/22/2012
	1/4/2002	10,000	—	$6.25	1/3/2012
	5/9/2003	50,000	—	$1.51	5/8/2013
	2/2/2005	36,664	3,336	$1.40	2/1/2015
	2/2/2005	60,000	—	$1.40	2/1/2015
	8/9/2006	9,750	19,500	$3.09	8/8/2016
	8/14/2007	—	23,166	$3.60	8/13/2017

Bradley S. Wear	9/11/2007	—	125,000	$3.25	9/10/2017

David R. Bock	5/9/2003	40,000	—	$1.51	5/8/2013
	2/2/2005	400,000	—	$1.40	2/2/2015
	8/9/2006	35,417	70,833	$3.09	8/8/2016

(1)	The options vest in three equal installments on each of the first, second, and third anniversaries of the grant date.

Option Exercises and Stock Vested

None of the named executive officers exercised options to acquire common stock during fiscal 2007. In addition, none of the named executive officers held restricted stock that vested during fiscal 2007.

Employment Agreements with Named Executive Officers

I-trax and its affiliated entities are parties to employment agreements with each of the named executive officers. The employment agreements are described in detail under “Potential Payments upon Termination or Change in Control” section below.

Potential Payments upon Termination and Change in Control

The table below quantifies, to the extent practicable, the payments that would be received by the applicable named executive officer (except for Mr. Bock, who ceased being an executive officer of I-trax on

September 1, 2007 and whose employment terminated on January 2, 2008) if such officer’s employment was terminated as of December 31, 2007. Accordingly, all calculations are based on amounts earned by the applicable named executive officer through December 31, 2007. The actual amounts to be paid can only be determined at the time of the applicable named executive officer is separated from I-trax.

		Before Change	After Change
		in Control	in Control
		Termination	Termination
		w/o Cause or	w/o Cause or				Change
		for Good	for Good	Voluntary			in
Name	Benefit(1)(2)	Reason	Reason	Termination	Death	Disability	Control

R. Dixon Thayer(3)	Salary	$772,479	$772,479	—	$32,187	$32,187	$772,479
	Bonus	$331,511	$331,511	—	—	—	$331,511
	Medical and dental	$32,029	$32,029	—	—	—	$32,029
	Stock options acceleration	53,500	53,500	—	—	—	53,500

Frank A. Martin	Salary	$572,114	$572,114	—	$23,838	$23,838	$572,114
	Bonus	$233,175	$233,175	—	—	—	$233,175
	Medical and dental	$23,056	$23,056	—	—	—	$23,056
	Stock options acceleration	—	—	—	—	—	—

Raymond J. Fabius, M.D.(4)	Salary	$772,839	$772,839	—	$30,118	$30,118	—
	Bonus	$250,000	$250,000	—	—	—	—
	Medical and dental	$26,348	$26,348	—	—	—	—
	Stock options acceleration	102,662	102,662	—	—	—	102,662

Yuri Rozenfeld	Salary	$210,625	$210,625	—	17,552	17,552	—
	Bonus	—	—	—	—	—	—
	Medical and dental	—	—	—	—	—	—
	Stock options acceleration	—	—	—	—	—	—

Bradley S. Wear	Salary	$240,000	$240,000	—	$20,000	$20,000	—
	Bonus	—	—	—	—	—	—
	Medical and dental	$14,065	$14,065	—	—	—	—
	Stock options acceleration	—	—	—	—	—	—

(1)	Amounts reported with respect to “Medical and dental benefits” represent an estimate of COBRA payments that I-trax is obligated to reimburse the named executive officer.

(2)	The employment agreement with each named executive officer specifies that options to acquire Common Shares granted to such executive and covered by the employment agreement will accelerate upon a change in control of I-trax. This provision does not apply to options not specifically addressed in the employment agreement. Accordingly, amounts reported with respect to “Stock options acceleration” represent the difference between the exercise price of the options subject to acceleration and the December 31, 2007 closing price for Common Shares, multiplied by the number of options subject to acceleration.

(3)	If Mr. Thayer dies or is disabled while on company business or performing his duties under his employment agreement, Mr. Thayer’s termination benefits will be as provided upon termination w/out cause or for good reason. Under Mr. Thayer’s employment agreement, a change in control constitutes good reason.

(4)	If any payment made to Dr. Fabius is deemed an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, I-trax must pay Dr. Fabius a “gross up” payment to compensate Dr. Fabius for the amount of the applicable taxes. However, a termination of Dr. Fabius’s employment in connection with a change in control at December 31, 2007 would not trigger an “excess parachute payment.”

The amounts in the table above represent the payments that each of the named executive officers would receive under his existing employment agreements in the event of termination of such named executive officers’ employment under several different circumstances. Other than the benefits they are entitled to receive pursuant to their employment agreements, the named executive officers are only entitled to receive benefits provided on a non-discriminatory basis to salaried employees generally upon termination of employment or change in control. Set forth below is a description of the named executive officers’ employment agreements.

R. Dixon Thayer and Frank A. Martin

On December 17, 2007, I-trax entered into amended and restated employment agreements with Mr. Thayer and Mr. Martin. Each agreement continues in effect until terminated in accordance with the provisions of the agreement. Mr. Thayer’s 2007 base salary under the agreement is $386,239. Mr. Martin’s 2007 base salary under the agreement is $286,057. The compensation committee increased Messrs. Thayer’s and Martin’s base salary to $397,826 and $294,639, respectively, effective April 1, 2008. Messrs. Thayer and Martin also receive an annual bonus as established by I-trax’s compensation committee. Under the terms of the original agreement I-trax entered into with Mr. Thayer on February 15, 2005, Mr. Thayer received a grant of options to acquire 400,000 shares of I-trax common stock, the vesting of which will accelerate in the event of a change in control of I-trax.

I-trax may terminate each executive’s employment with or without cause at any time, and each executive may terminate his employment upon 90 days’ notice or upon shorter notice for good reason. Good reason includes the failure by I-trax to continue the applicable executive in his position, material diminution of his responsibilities, duties or authority, assignment to him of duties inconsistent with his position, requiring him to be permanently based other than at his current location, or change in control of I-trax.

If Mr. Thayer’s or Mr. Martin’s employment is terminated without cause or for good reason, I-trax will pay to the applicable executive severance equal to two year’s salary, payable over two years, an amount equal to two times the average bonus paid to such executive for the most recent two years and an amount equal to the amount the executive would be required to pay to maintain full-time health benefits under COBRA while receiving severance.

Messrs. Thayer and Martin have agreed not to compete against I-trax for a period of one year or while receiving severance, whichever is longer, following the termination of executive’s employment. Messrs. Thayer and Martin also agreed not to use or disclose any confidential information of I-trax for at least five years after the termination of such executive’s employment.

Raymond J. Fabius, M.D.

I-trax entered into an employment agreement with Dr. Fabius on April 15, 2005. The agreement is for an initial term of three years and renews automatically for successive additional terms of two years each. Dr. Fabius’s 2007 base salary under the agreement was $361,419. The compensation committee increased Dr. Fabius’s base salary to $372,262 effective April 15, 2008. Under the terms of the agreement, Dr. Fabius received a grant of options to acquire 400,000 shares of I-trax common stock, the vesting of which will accelerate in the event of a change in control of I-trax.

I-trax may terminate Dr. Fabius’s employment with or without cause at any time, and Dr. Fabius may terminate his employment upon 60 days’ notice or upon shorter notice for good reason. Good reason includes the failure by I-trax to continue Dr. Fabius in his position, material diminution of his responsibilities, duties or authority, assignment to him of duties inconsistent with his position or requiring him to be permanently based other than at his current location.

If Dr. Fabius’s employment is terminated without cause or for good reason, I-trax will pay Dr. Fabius severance equal to two year’s salary, payable over two years, plus an additional amount equal to two times the average bonus received by Dr. Fabius during the immediately preceding two years, and an amount equal to the amount the executive would be required to pay to maintain full-time health benefits under COBRA while receiving severance.

Dr. Fabius has agreed not to compete against I-trax for a period of one year or while receiving severance, whichever is longer, following the expiration of the initial term or renewal term, even if the actual employment is terminated prior to such expiration. Dr. Fabius also agreed not to use or disclose any confidential information of I-trax for at least five years after the expiration of the original term or additional term, even if the actual employment is terminated prior to such expiration.

Yuri Rozenfeld

On November 17, 2004, I-trax entered into employment agreements with Mr. Rozenfeld. The agreement is for an initial term of three years and renews automatically for an additional terms of two years. Mr. Rozenfeld’s 2007 base salary under the agreement was $210,625. The compensation committee increased Mr. Rozenfeld’s base salary to $216,944 effective April 1, 2008. Under the terms of the agreement, Mr. Rozenfeld received a grant of options to acquire 60,000 shares of I-trax common stock, the vesting of which will accelerate in the event of a change in control of I-trax.

I-trax may terminate Mr. Rozenfeld’s employment with or without cause at any time, and Mr. Rozenfeld may terminate his employment upon 90 days’ notice or upon shorter notice for good reason. Good reason includes the failure by I-trax to continue Mr. Rozenfeld in his executive position, material diminution of his responsibilities, duties or authority, assignment to him of duties inconsistent with his position or requiring him to be permanently based other than at each executive’s current location.

If either executive’s employment is terminated without cause or for good reason, I-trax will pay to Mr. Rozenfeld severance equal to one year’s salary, payable over one year.

Mr. Rozenfeld has agreed not to compete against I-trax for a period of one year following the expiration of the initial term or renewal term, even if the actual employment is terminated prior to such expiration. Mr. Rozenfeld has also agreed not to use or disclose any confidential information of I-trax for at least five years after the expiration of the original term or additional term, even if the actual employment is terminated prior to such expiration.

Bradley S. Wear and Peter M. Hotz

I-trax entered into employment agreement with Mr. Wear on September 1, 2007 and into amended and restated employment agreement with Mr. Hotz on March 3, 2008. Each agreement is for an initial term of three years and renews automatically for successive additional terms of one year each. Messrs. Wear’s and Hotz’s base salary under the applicable agreement is $240,000. The compensation committee increased Mr. Wear’s base salary to $243,600 effective April 1, 2008. Under the terms of Mr. Wear’s agreement, Mr. Wear received a grant of options to acquire 125,000 shares of I-trax common stock.

I-trax may terminate each executive’s employment with or without cause at any time, and each executive may terminate his employment upon 90 days’ notice or upon shorter notice for good reason. Good reason includes the failure by I-trax to continue the applicable executive in his executive position or requiring him to be permanently based other than at each executive’s current location.

If either executive’s employment is terminated without cause or for good reason, I-trax will pay to the applicable executive severance equal to one year’s salary, payable over one year, and an amount equal to the amount the executive would be required to pay to maintain full-time health benefits under COBRA while receiving severance.

Each executive has agreed not to compete against I-trax for a period of one year following the expiration of the initial term or renewal term, even if the actual employment is terminated prior to such expiration. Each executive has also agreed not to use or disclose any confidential information of I-trax for at least five years after the expiration of the original term or additional term, even if the actual employment is terminated prior to such expiration.

Mr. Hotz was not described in the table above because he was not a named executive officer of I-trax for 2007.

David R. Bock

On May 29, 2007, I-trax entered into an amended and restated employment agreement with Mr. Bock. The agreement provided for a term of employment expiring on the later of August 31, 2007 and 30 days after delivery of notice of termination by either I-trax or Mr. Bock. Mr. Bock’s 2007 base salary under the agreement was $259,616.

Mr. Bock has agreed not to compete against I-trax for a period of one year following the expiration of his employment. Mr. Bock has also agreed not to use or disclose any confidential information of I-trax for at least five years after the expiration of his employment.

Mr. Bock ceased being an executive officer on September 1, 2007 and ceased being an employee on January 2, 2008. On January 2, 2008, Mr. Bock entered into a separation agreement with I-trax that (i) reconfirms his severance of $125,000; (ii) provides for the acceleration and extension of the exercise period of stock options exercisable into 70,833 Common Shares at a price per share of $3.09; (iii) provides for the maintenance of full-time health benefits under COBRA for Mr. Bock for a period of six months at a cost of approximately $6,500; and (iv) provides for the payment of a bonus for Mr. Bock’s 2007 performance on or about March 30, 2008, the amount of which is to be determined. The intrinsic value of the accelerated options, based on the closing price of I-trax’s Common Shares on January 2, 2008 ($3.53) is approximately $31,167.

Accrued Pay and Regular Retirement Benefits

In addition to the benefits described above, the named executive officers are also entitled to certain payments and benefits upon termination of employment that are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include life insurance benefits and distributions of plan balances under I-trax’s 401(k) plan.

Similarly, except as described above, upon termination of employment, a named executive officer’s options are subject to the terms applicable to all recipients of such awards under I-trax’s applicable plans. Except as described above, I-trax is not obligated to provide any special accelerated vesting of options held by the named executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of I-trax’s compensation committee are Philip D. Green (chairman) and Gail F. Lieberman. No executive officer of I-trax has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director or member of the compensation committee of I-trax.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

There were no related party transactions subject to disclosure in this Information Statement. The board of directors, at its annual meeting, reviews the independence of each director and considers and approves, if so determined, all related party transactions.

AUDIT COMMITTEE REPORT

The audit committee appoints the accounting firm to be retained to audit the company’s financial statements and, once retained, consults with and reviews recommendations made by the accounting firm with respect to financial statements, financial records, and financial controls of the company.

Accordingly, the audit committee has (a) reviewed and discussed the audited financial statements with management; (b) discussed with McGladrey & Pullen, LLP, the company’s independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees); (c) received the written disclosures and the letter from McGladrey & Pullen, LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees); and (d) discussed with McGladrey & Pullen, LLP its independence from management and the company, including the matters in the written disclosures required by the Independence Standards Board. The audit committee also discussed with McGladrey & Pullen, LLP the overall scope and plans for its audit. The audit committee met with management and McGladrey & Pullen, LLP to discuss the results of the auditors’ examinations, their evaluations of the company’s internal controls, and the overall quality of the company’s financial reporting.

In reliance on the review and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in the company’s Annual Report on Form 10-K for the year ended December 31, 2007.

This report of the audit committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other I-trax filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that I-trax specifically incorporates this report by reference therein.

Members of the Audit Committee:
Gail F. Lieberman, Chairperson
Gerald D. Mintz
Jack A. Smith

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

I-trax’s board members, executive officers and persons who hold more than 10% of I-trax’s outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act, which require them to file reports with respect to their common stock ownership and their transactions in common stock. Based upon the copies of Section 16(a) reports that I-trax received from such persons for their 2007 fiscal year transactions in Common Shares and their common stock holdings and the written representations received from one or more of these persons that no annual Form 5 reports were required to be filed by them for the 2007 fiscal year, I-trax believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by I-trax’s executive officers, board members and greater than 10% stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AND RELATED STOCKHOLDER MATTERS

The table below sets forth, as of March 24, 2008, the number of shares and percentage of common stock beneficially owned by:

•	our Chief Executive Officer, current Chief Financial Officer, former Chief Financial Officer and three other most highly compensated executive officers based on compensation earned during 2007;

•	each director;

•	all directors and executive officers as a group; and

•	each person who is known by I-trax to beneficially own 5% or more of I-trax’s outstanding Common Shares.

Beneficial ownership was determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, a person is deemed to beneficially own certain shares if the person has the right to acquire the shares, such as upon exercise of options or warrants, within 60 days of March 24, 2008, the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares includes the amount of shares beneficially owned by such person (and only such person) by reason of any acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

To I-trax’s knowledge, except as indicated in the footnotes to this table and under applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

		Convertible
	Common	Securities
	Stock	Exercisable
	Beneficially	Within		Percent of
Executive Officers and Directors*	Owned	60 Days**	Total	Class

Frank A. Martin	830,707	450,778	1,281,485	3.03%
R. Dixon Thayer	45,300	514,373	559,673	1.32%
Raymond J. Fabius, M.D.	147,916	448,827	596,743	1.41%
David R. Bock	119,693	475,417	595,110	1.40%
Haywood D. Cochrane, Jr.	236,626	306,893	543,519	1.29%
Yuri Rozenfeld(1)	53,894	208,550	262,444	***
Philip D. Green	17,800	82,880	100,680	***
Gerald D. Mintz	12,000	40,000	52,000	***
Jack A. Smith	8,000	40,000	48,000	***
Gail F. Lieberman	—	40,000	40,000	***
David Nash, M.D.	—	40,000	40,000	***
Bradley S. Wear	—	—	—	***
All executive officers and directors as a group (12 persons)	1,367,043	2,195,634	3,562,677	8.08

		Convertible
	Common	Securities
	Stock	Exercisable
	Beneficially	Within		Percent of
5% Stockholders	Owned	60 Days	Total	Class

FMR LLC(2)	4,042,079	—	4,042,079	9.65%
Pequot Capital Management, Inc.(3)	3,144,606	—	3,144,606	7.51%
Ashford Capital Management Inc.(4)	3,127,900	—	3,127,900	7.47%

*	Executive officers and directors of I-trax can be reached at I-trax, Inc., 4 Hillman Drive, Suite 130, Chadds Ford, Pennsylvania 19317.

**	Includes shares of common stock issuable upon exercise or conversion of options, warrants or Series A Convertible Preferred Stock.

***	Less than 1% of the outstanding shares of common stock.

(1)	Mr. Rozenfeld is a partner of The Spartan Group Limited Partnership (“Spartan”), an owner of 6,000 shares. Mr. Rozenfeld has shared voting and shared dispositive power with respect to the shares held by Spartan. Mr. Rozenfeld may be deemed to have beneficial ownership of the shares held by Spartan. Mr. Rozenfeld disclaims beneficial ownership of the shares held by Spartan, except to the extent of his pecuniary interest in Spartan.

(2)	Pursuant to a Schedule 13G filed on February 14, 2008, consists of shares beneficially owned by FMR LLC (“FMR”) as of December 31, 2007 as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the ownership of one investment company, Fidelity Small Cap Stock Fund, amounted to 2,273,463 shares) and includes 4,042,079 shares to which FMR has sole voting power and dispositive power. The Schedule 13G was filed jointly by FMR and Edward C. Johnson 3d. Edward C. Johnson 3d is Chairman of FMR. Members of Mr. Johnson’s family are the predominant owners of Series B shares of FMR, representing 49% of the voting power of FMR and all Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. As such, members of Mr. Johnson’s family may be deemed to be members of a controlling group with respect to FMR. The amounts beneficially owned by FMR include 1,848,607 shares beneficially owned by Fidelity Management & Research Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a wholly-owned subsidiary of FMR; and 466,700 shares beneficially owned by Pyramis Global Advisors Trust Company, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, and an indirect wholly-owned subsidiary of FMR.

(3)	Pequot Capital Management, Inc. (“Pequot Capital”) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and has sole voting and dispositive power with respect to the shares it beneficially owns. The address for Pequot Capital is 500 Nyala Farm Road, Westport, Connecticut 06880. (Based on Schedule 13G/A filed by Pequot Capital Management with the SEC on February 12, 2008.)

(4)	Ashford Capital Management, Inc. (“Ashford Capital”) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and has sole voting and dispositive power with respect to the shares it beneficially owns. The address for Ashford Capital is 1 Walker’s Mill Road, P.O. Box 4172, Wilmington, Delaware 19807. (Based on Schedule 13G/A filed by Ashford Capital with the SEC on February 14, 2008.)

Annex II

March 14, 2008
The Board of Directors
I-trax, Inc.
4 Hillman Drive, Suite 130
Chadds Ford, PA 19317

Members of the Board:

We understand that I-trax, Inc. (“I-trax” or the “Company”), Walgreen Co. (the “Purchaser”), and Putter Acquisition Sub, Inc., a wholly-owned subsidiary of Walgreen Co. (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, to be dated as of March 14, 2008 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Common Stock Tender Offer”) for all outstanding shares (the “Common Shares”) of the Company’s common stock, par value $0,001 per share (the “Company Common Stock”) for $5.40 per share in cash (the “Common Stock Offer Price”), (ii) the commencement by Acquisition Sub of a tender offer (the “Preferred Stock Tender Offer”) for all the outstanding shares of the Company’s Series A Convertible Preferred Stock, par value $0,001 per share (the “Preferred Shares”) for $54.00 plus the Dividend Amount (as defined in the Merger Agreement) per share in cash (the “Preferred Stock Offer Price”), and (iii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. The Merger and the Common Stock Tender Offer are collectively referred to herein as the “Transaction”. Pursuant to the Merger, each outstanding Common Share and Preferred Share not acquired in the Common Stock Tender Offer or Preferred Stock Tender Offer, other than Common Shares or Preferred Shares held in treasury or held by Acquisition Sub or the Purchaser or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Common Stock Offer Price and the Preferred Stock Offer Price, respectively. The terms and conditions of the Transaction and the Preferred Stock Tender Offer are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Common Stock Offer Price is fair, from a financial point of view, to holders of the Common Shares other than the Purchaser and any of its affiliates.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available financial statements of and other business and financial information concerning the Company;

(ii)	reviewed certain internal financial statements and other financial and operating data of the Company;

(iii)	reviewed certain financial projections prepared by the management of the Company and reviewed by the Board of Directors of the Company;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(v)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(vi)	compared certain financial information of the Company with similar, publicly-available information for certain publicly-traded companies that we deemed relevant;

(vii)	reviewed the financial terms, to the extent publicly available, of certain transactions comparable to the Transaction;

(viii)	participated in discussions and negotiations among representatives of the Company and the Purchaser and their advisers;

(ix)	reviewed a draft of the Merger Agreement dated March 14, 2008, and certain related documents; and

(x)	performed other examinations and analyses and considered other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, discussed with, or reviewed by or for us, and we assume no liability therefor. For purposes of rendering our opinion, members of management of the Company have provided us with certain financial projections prepared by management of the Company (the “Financial Projections”), and discussed with us various uncertainties and risks relating to the Company’s future operations and prospects. With your consent, we have assumed that the Financial Projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company of the future financial performance and the future competitive, operating and regulatory environments of the Company. We express no view as to such Financial Projections, or the assumptions on which they are based.

In addition, we have assumed, with your consent, that the definitive form of the Merger Agreement will be substantially identical to the last draft we reviewed, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without waiver, amendment or delay in the satisfaction of any terms or conditions. We have further assumed that all governmental, regulatory or other consents, approvals and releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or consummation of the Transaction or that would materially reduce the benefits of the Transaction. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Purchaser and the Company and their respective legal, tax, regulatory or actuarial advisors with respect to such matters.

We have not made, or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction, have received fees from the Company for services we have rendered to date and will receive a further fee for our services, a substantial portion of which is contingent upon the closing of the Merger. We have also received a fee in connection with the rendering of this opinion, the payment of which was not contingent upon the views expressed herein or upon consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise in connection with our engagement, including liabilities under the federal securities laws. In the two years prior to the date hereof, we have provided financial advisory services to the Company and have received fees in connection with such services.

We have not been asked to pass upon, and express no opinion with respect to, the fairness of the Transaction or the Preferred Stock Tender Offer to, or any consideration received in connection therewith by, the holders of any class of securities other than the Company Common Stock, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any officer, director or employee of any party to the Transaction or the Preferred Stock Tender Offer, or their affiliates, or any class of such persons, whether relative to the benefits to shareholders of the Company or otherwise. Our opinion does not address the relative merits of the Transaction or the Preferred Stock Tender Offer as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We express no opinion as to the price at which securities of the Company may trade at any time in the future.

This opinion has been reviewed and approved by an opinion committee of Bryant Park Capital. It is understood that this opinion is for the information of the Board of Directors of the Company only and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent; except that a copy of this opinion in its entirety may be included in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the Common Stock Tender Offer, provided this opinion is reproduced in full and any description or summary of this opinion and the related analysis is in a form acceptable to us and our counsel. We express no opinion or recommendation as to how any holder of securities of the Company, or any other person, should vote or act with respect to the Transaction or the Preferred Stock Tender Offer or as to the fairness, from a financial point of view, of the Preferred Stock Tender Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Stock Offer Price is fair, from a financial point of view, to holders of the Common Shares other than the Purchaser and any of its affiliates.

Very truly yours,

/s/ Bryant Park Capital, Inc.
Bryant Park Capital, Inc.

Annex III

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a

III-1

provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any

III-2

stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such

III-3

stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

III-4